In accordance with Rule 202 of Regulation S-T, this portion of Exhibit 99.3 to Registration Statement on Form S-1 (No. 333-136853) is being filed in paper pursuant to a continuing hardship exemption.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



06045759

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Alliance Bancorp, Inc. of Pennsylvania	0001373079
(Exact Name of Registration as Specified in Charter)	(Registrant CIK Number)
Exhibit 99.3 to Registration Statement on Form S-1	333-136853
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))	(SEC File Number, if Available)

____

(Name of Person Filing the Document (if Other Than the Registrant)



SEC MAIL
PROCESSING
AUG 2 5 2006
WASH, D.C.
SECTION

SIGNATURES

The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Broomall, Commonwealth of Pennsylvania, on the 25th day of August 2006.

ALLIANCE BANCORP, INC. OF PENNSYLVANIA

By: /s/ Dennis D. Cirucci

Dennis D. Cirucci
President and Chief Executive Officer

C:\Documents and Settings\dcirucci\Local Settings\Temporary Internet Files\OLK22\FM-SB-conn-h24.doc

[TEXT APPEARS HERE]

EXHIBITS

LIST OF EXHIBITS

LIST OF EXHIBITS (continued)

EXHIBIT I-1

Alliance Bank
Audited Financial Statements

[Incorporated by Reference]

EXHIBIT I-2

Alliance Bank
Key Operating Ratios

Exhibit I-2
Alliance Bank
Key Operating Ratios

	As of or For the Six Months Ended June 30,		As of or For the Year Ended December 31,				
	2006	2005	2005	2004	2003	2002	2001
	(Dollars in thousands, except per share amounts)						
Selected Operating Ratios(4)							
Average yield earned on interest-earning assets	5.67%	5.33%	5.43%	5.41%	5.53%	6.17%	7.27%
Average rate paid on interest-bearing liabilities	3.16	2.55	2.69	2.41	2.63	3.44	4.55
Average interest rate spread (5)	2.51	2.79	2.74	3.00	2.90	2.73	2.72
Net interest margin (5)	2.82	3.03	3.00	3.23	3.17	3.06	3.14
Ratio of interest-earning assets to interest-bearing liabilities	110.89	110.72	110.74	110.52	111.00	110.66	110.01
Noninterest expense as a percent of average assets	2.73	2.91	2.89	2.73	2.69	2.59	2.29
Return on average assets	0.36	0.22	0.30	0.56	0.58	0.27	0.65
Return on average equity	4.14	2.48	3.39	5.99	6.19	2.91	6.96
Ratio of average equity to average assets	8.67	8.97	8.94	9.31	9.31	9.37	9.28
Dividend payout ratio	195.27	984.13	105.54	58.47	57.31	121.59	52.29
Efficiency ratio	83.90	86.18	84.24	75.57	74.74	74.36	65.39
Full-service offices at end of period	9	9	9	8	8	8	7
Asset Quality Ratios							
Nonperforming loans and troubled debt restructurings as a percent of total loans receivable (2)	0.76	1.01	0.85	0.92	2.77	4.77	3.40
Nonperforming assets as a percent of total assets (2)	0.45	1.03	0.96	1.42	2.27	2.87	1.92
Allowance for loan losses as a percent of total loans receivable	1.17	1.24	1.18	1.22	1.29	1.73	1.40
Allowance for loan losses as a percent of nonperforming loans and troubled debt restructurings	154.64	123.42	137.63	132.65	46.51	36.40	41.09
Net charge-offs (recoveries) to average loans receivable outstanding during the period	--	(0.17)	0.03	0.16	0.55	0.77	0.08
Capital Ratios(6)							
Tier 1 risk-based capital ratio	14.67	15.27	14.92	15.38	15.52	15.52	16.37
Total risk-based capital ratio	15.81	16.45	16.06	16.52	16.74	16.77	17.62
Tier 1 leverage capital ratio	8.95	9.00	9.02	9.21	9.28	9.02	9.06

(1) Other borrowed money consists of Federal Home Loan Bank advances, demand notes issued to the U.S. Treasury and, other than the 2006 period, employee stock ownership plan debt.

(2) Nonperforming assets consist of nonperforming loans, troubled debt restructurings and other real estate owned. Nonperforming loans consist of nonaccrual loans and accruing loans 90 days or more overdue, while other real estate owned consists of real estate acquired through, or in lieu of, foreclosure.

(3) Adjusted for the effect of a 5% stock dividend declared in April 2001.

(4) Annualized where appropriate.

(5) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities, and net interest margin represents net interest income as a percentage of average interest-earning assets.

(6) Alliance Bank only.

EXHIBIT I-3

Alliance Bank
Investment Portfolio Composition

Exhibit I-3
Alliance Bank
Investment Portfolio Composition

	June 30,	December 31,		
	2006	2005	2004	2003
	(In Thousands)			
Mortgage-backed securities:				
FNMA	$28,319	$ 28,077	$ 15,545	$ 16,821
FHLMC	14,186	14,913	11,826	4,694
GNMA	4,935	5,372	4,126	3,503
Total mortgage-backed securities	$ 47,440(1)	$ 48,362	$ 31,497	$ 25,018

(1) At June 30, 2006, gross unrealized gains on such securities amounted to $32,000 and gross unrealized losses amounted to $2.0 million.

	June 30,		December 31,					
	2006		2005		2004		2003	
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In Thousands)							
U.S. Government and agency securities	$24,639	$24,639	$ 24,654	$ 24,654	$ 46,559	$ 46,559	$ 55,948	$ 55,966
Municipal obligations	25,655	26,008	28,181	28,978	27,743	28,545	25,892	26,736
Investment in mutual funds	19,063	19,063	19,244	19,244	19,595	19,595	19,795	19,795
Total	$ 69,357(1)	$ 69,710(1)	$ 72,079	$ 72,876	$ 93,897	$ 94,699	$ 101,635	$102,497

(1) At June 30, 2006, investment securities totaling $43.7 million were designated as available for sale. At June 30, 2006, gross unrealized losses amounted to $1.3 million and there were no unrealized gains. At June 30, 2006, $6.8 million or 9.8% of the Bank's investment securities were pledged to secure various obligations of the Bank. See Note 3 to the Consolidated Financial Statements contained elsewhere herein.

EXHIBIT I-4

Alliance Bank
Yields and Costs

Exhibit I-4
Alliance Bank
Yields and Costs

	At June 30 2006,	Six Months Ended June 30,					
		2006			2005		
	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
				(Dollars in Thousands)			
Interest-earning assets:							
Loans receivable (1) (2) (3)	6.53%	$227,450	$7,389	6.50%	$215,100	$6,973	6.48%
Mortgage-backed securities (3)	4.65	48,755	1,126	4.62	39,444	861	4.37
Investment securities (3)	4.27	76,652	1,633	4.26	91,482	1,724	3.77
Other interest-earning assets	5.06	17,438	351	4.03	21,796	245	2.25
Total interest-earning assets	5.81	370,295	10,499	5.67	367,822	9,830	5.33
Noninterest-earning assets		19,375			20,830		
Total assets		$389,670			$388,652		
Interest-bearing liabilities:							
Deposits	2.74	$281,352	$3,679	2.62	$278,561	$2,613	1.88
FHLB advances and other borrowings	6.90	52,572	1,601	6.09	53,662	1,615	6.02
Total interest-bearing liabilities	3.25	333,924	5,280	3.16	332,223	4,228	2.55
Noninterest-bearing Liabilities		21,974			21,581		
Total liabilities		355,898			353,804		
Stockholders' equity		33,772			34,848		
Total liabilities and stockholders' equity		$389,670			$388,652		
Net interest-earning assets		$ 36,371			$ 35,599		
Net interest income/interest rate spread	2.56 %		$5,219	2.51%		$5,575	2.79%
Net yield on interest-earning assets (4)				2.82%			3.03%
Ratio of interest-earning assets to interest-bearing liabilities				110.89%			110.72%

(1) Includes loans held for sale.
(2) Nonaccrual loans and loan fees have been included.
(3) The indicated yields are not reflected on a tax equivalent basis.
(4) Net interest income divided by interest-earning assets.

Exhibit I-4 (continued)
Alliance Bank
Yields and Costs

	Year Ended December 31,								
	2005			2004			2003		
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
	(Dollars in Thousands)								
Interest-earning assets:									
Loans receivable (1) (2) (3)	$218,036	$14,214	6.52%	$211,278	$14,331	6.78%	$196,505	$14,256	7.25%
Mortgage-backed securities (3)	41,327	1,808	4.37	24,507	1,114	4.55	23,114	1,405	6.08
Investment securities (3)	84,771	3,271	3.86	101,656	3,740	3.68	94,371	3,759	3.98
Other interest-earning assets	21,993	590	2.68	21,725	234	1.08	44,264	402	0.91
Total interest-earning assets	366,126	19,883	5.43	359,165	19,419	5.41	358,254	19,822	5.53
Noninterest-earning assets	20,874			21,056			17,017		
Total assets	$387,001			$380,221			$375,271		
Interest-bearing liabilities:									
Deposits	$277,507	$ 5,666	2.04	$265,641	4,357	1.64	$261,152	4,889	1.87
FHLB advances and other borrowings	53,116	3,241	6.10	59,326	3,463	5.84	61,596	3,586	5.82
Total interest-bearing liabilities	330,623	8,907	2.68	324,967	7,820	2.41	322,748	8,475	2.63
Noninterest-bearing liabilities	21,796			19,863			17,575		
Total liabilities	352,419			344,830			340,323		
Stockholders' equity	34,582			35,391			34,948		
Total liabilities and stockholders' equity	$387,001			$380,221			$375,271		
Net interest-earning assets	$ 35,504			$ 34,198			$ 35,506		
Net interest income/interest rate spread	$ 10,976		2.74%		$11,599	3.00%		$11,347	2.90%
Net yield on interest-earning assets (4)			3.00%			3.23%			3.17%
Ratio of interest-earning assets to interest-bearing liabilities			110.74%			110.52%			110.66%

(1) Includes loans held for sale.
(2) Nonaccrual loans and loan fees have been included.
(3) The indicated yields are not presented on a tax equivalent basis.
(4) Net interest income divided by interest-earning assets.

EXHIBIT I-5

Alliance Bank
Gap Analysis

Exhibit I-5
Alliance Bank
Gap Analysis

	1 Year or less	1 to 3 Years	3 to 5 Years	5 to 15 Years	Over 15 Years	Total
			(Dollars in Thousands)			
Interest-earning assets						
Loans receivable (1)	$ 35,229	$ 37,907	$ 48,244	$101,668	$ 6,395	$229,443
Mortgage-backed securities (2)	7,812	42	1,335	36,654	1,597	47,440
Investment securities (3)	39,788	2,927	1,328	20,628	4,686	69,357
Other interest-earning assets	20,243	--	--	--	--	20,243
Total interest-earning assets	103,072	40,876	50,907	158,950	12,678	366,483
Interest-bearing liabilities						
Savings accounts (4)	9,874	9,874	9,874	9,874	9,874	49,368
NOW accounts	40,908	--	--	--	--	40,908
Money market deposit accounts	22,017	--	--	--	--	22,017
Certificate accounts	143,000	17,490	8,451	375	--	169,316
Borrowed money	5,177	10,000	37,000	--	--	52,177
Total interest-bearing liabilities	220,976	37,364	55,325	10,249	9,874	333,786
Repricing GAP during the period	(117,904)	3,512	(4,418)	148,701	2,804	32,697
Cumulative GAP	$(117,904)	$(114,391)	$(118,809)	$ 29,892	$32,697	
Ratio of GAP during the period to total assets	(30.3)%	0.9%	(1.1)%	38.2%	0.7%	
Ratio of cumulative GAP to total assets	(30.3)%	(29.4)%	(30.5)%	7.7%	8.4%	

(1) Adjustable-rate loans are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are contractually due to mature. Fixed-rate loans are included in the period in which they are contractually due to mature. Balances have been reduced by $1.1 million for nonaccrual loans.
(2) Reflects the repricing of the underlying loans and/or the expected average life of the mortgage-backed security.
(3) Reflects repricing or contractual maturity with respect to investment securities.
(4) For savings accounts, which totaled $49.4 million or 16.4% of deposits at June 30, 2006, assumes a decay rate of 20% per period.

EXHIBIT I-6

Alliance Bank
Fixed Rate and Adjustable Rate Loans/Contractual Maturities

Exhibit I-6
Alliance Bank
Fixed Rate and Adjustable Rate Loans/Contractual Maturities

	Real Estate Loans						
	Single-family	Multi-family	Commercial	Land and Construction	Consumer and Other Loans	Commercial Business Loans	Total
Amounts due in:							
One year or less	$ 309	$ 186	$ 2,300	$1,751	$2,102	$ 676	$ 7,324
After one year through three years	3,707	152	6,029	4,516	221	658	15,283
After three years through five years	4,732	528	8,759	--	369	1,465	15,853
After five years through fifteen years	33,063	1,234	62,231	--	19	--	96,547
Over fifteen years	65,231	57	28,125	--	69	2,006	95,488
Total (1)	$107,042	$2,157	$ 107,444	$ 6,267	$2,780	$ 4,805	$ 230,495
Interest rate terms on amounts due after one year:							
Fixed	$46,701	$1,971	$44,689	$ --	$ --	$2,123	$ 95,484
Adjustable	$60,032	$ --	$60,455	$4,516	$ 678	$2,006	$127,687

(1) Does not include the effects relating to the allowance for loan losses and unearned income.

EXHIBIT I-7

Alliance Bank
Loan Portfolio Composition

Exhibit I-7
Alliance Bank
Loan Portfolio Composition

	June 30,		December 31,									
	2006		2005		2004		2003		2002		2001	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
	(Dollars in Thousands)											
Real estate loans:												
Single-family (1) (2)	$107,042	46.44%	$104,020	45.79%	$88,564	41.74%	$86,907	40.80%	$69,767	36.16%	$103,246	49.63%
Multi-family	2,157	0.94	2,221	0.98	2,488	1.17	2,534	1.19	3,108	1.61	5,353	2.57
Commercial	107,444	46.61	105,687	46.53	103,444	48.44	105,039	49.31	99,882	51.76	83,951	40.36
Land and construction: (3)												
Residential	3,645	1.58	3,520	1.55	4,244	1.99	2,671	1.26	1,603	.83	3,227	1.55
Commercial	2,622	1.14	3,876	1.71	4,833	2.26	6,480	3.04	10,857	5.63	5,342	2.57
Total real estate loans	222,910	96.71	219,324	96.55	203,573	95.60	203,631	95.60	185,217	95.99	201,119	96.68
Consumer:												
Student	2,121	0.92	2,440	1.07	2,946	1.38	2,974	1.40	2,838	1.47	3,227	1.55
Savings account	596	0.26	566	.25	633	.30	713	.34	877	.45	692	.33
Other	63	0.03	88	.04	57	.03	69	.03	93	.05	121	.06
Total consumer loans	2,780	1.21	3,094	1.36	3,636	1.71	3,756	1.77	3,808	1.97	4,040	1.94
Commercial business loans	4,805	2.12	4,745	2.09	5,754	2.69	5,611	2.63	3,937	2.04	2,871	1.38
Total loans receivable	230,495	100.00%	227,163	100.00%	212,963	100.00%	212,998	100.00%	192,962	100.00%	208,030	100.00%
Less:												
Unearned income	135		199		642		940		1,446		1,669	
Allowance for loan losses	2,698		2,670		2,608		2,740		3,347		2,903	
Loans receivable, net	$ 227,662		$224,294		$209,713		$209,318		$188,169		$203,458	

(1) At June 30, 2006 and December 31, 2005, the Bank had no loans classified held for sale. At December 31, 2004, 2003, 2002, and 2001, includes $565,000, $640,000, $1.2 million, and $1.6 million of loans classified as held for sale, respectively.

(2) At June 30, 2006, includes $25.6 million of home equity loans. At December 31, 2005, 2004, 2003, 2002, and 2001, includes $22.8 million, $21.2 million, $19.9 million, $12.0 million, and $10.9 million respectively, of home equity loans.

(3) At June 30, 2006, excludes $8.0 million of undisbursed funds on land and construction loans. At December 31, 2005, 2004, 2003, 2002, and 2001, excludes $2.9 million, $5.4 million, $5.3 million, $8.8 million, and $4.7 million respectively, of undisbursed funds on land and construction loans.

EXHIBIT I-8

Alliance Bank
Loan Originations, Purchases and Sales

Exhibit I-8
Alliance Bank
Loan Originations, Purchases and Sales

	Six Months Ended June 30,		Year Ended December 31,		
	2006	2005	2005	2004	2003
			(In Thousands)		
Real estate loan originations:					
Single-family (1)	$16,871	$21,811	$43,754	$33,139	$58,304
Multi-family	310	696	1,864	3,217	2,584
Commercial	7,181	8,322	22,658	17,330	18,615
Land and construction:					
Residential	1,575	--	1,462	4,275	2,599
Commercial	--	--	--	2,958	700
Total real estate loan originations	25,937	30,829	69,738	60,919	82,802
Consumer originations:					
Student	230	302	602	736	693
Savings account	255	234	477	491	502
Other	17	10	10	14	17
Total consumer loan originations	502	546	1,089	1,241	1,212
Commercial business originations	1,365	1,538	2,088	3,060	3,874
Total loan originations	27,804	32,913	72,915	65,220	87,888
Purchase of real estate loans:					
Single-family	--	--	--	--	--
Multi-family	--	--	--	--	--
Residential construction	--	--	--	--	2,000
Commercial	1,500	--	508	1,000	3,200
Commercial construction	--	--	--	4,000	500
Total real estate loan purchases	1,500	--	508	5,000	5,700
Total loan originations and purchases	29,304	32,913	73,423	70,220	93,588
Less:					
Principal loan repayments	(24,861)	(24,629)	(51,577)	(60,460)	(63,047)
Loans and participations sold	(1,045)	(4,388)	(7,525)	(8,591)	(8,913)
Other, net	(30)	(60)	(120)	(210)	(480)
Net increase	$ 3,368	$ 3,836	$ 14,201	$ 959	$ 21,148

(1) Includes $8.4 million and $3.9 million of home equity loans and lines of credit originated during the six months ended June 30, 2006 and 2005, respectively. Includes $9.8 million, $7.6 million and $16.3 million of home equity loans and lines of credit originated during the years ended December 31, 2005, 2004 and 2003, respectively.

EXHIBIT I-9

Alliance Bank
Non-Performing Assets

Exhibit I-9
Alliance Bank
Non-Performing Assets

	June 30,	December 31,				
	2006	2005	2004	2003	2002	2001
			(Dollars in Thousands)			
Non-accruing loans:						
Real estate:						
Single-family	$ 854	$ 762	$ 762	$ 1,042	$ 824	$1,043
Multi-family	--	--	--	--	--	148
Commercial	199	222	580	2,188	3,683	2,493
Land and construction	--	--	--	1,925	4,084	2,390
Commercial business	--	--	--	--	--	--
Consumer	--	--	--	--	--	--
Accruing loans 90 days or more delinquent:						
Real estate:						
Single-family	652	942	603	718	585	843
Multi-family	--	--	--	--	--	--
Commercial	--	--	--	--	--	--
Land and construction	--	--	--	--	--	--
Commercial business	--	--	--	--	--	--
Consumer	39	14	21	18	19	148
Total non-performing loans	1,744	1,940	1,966	5,891	9,195	7,065
Other real estate owned:						
Real estate acquired through, or in lieu of, foreclosure	--	1,795	3,475	2,607	1,369	178
Total other real estate owned	--	1,795	3,475	2,607	1,369	178
Total non-performing assets	$1,744	$3,735	$5,441	$8,498	$10,564	$7,243
Total non-performing loans as a percentage of total loans	0.76%	0.85%	0.92%	2.77%	4.77%	3.40%
Total non-performing assets as a percentage of total assets	0.45%	0.96%	1.42%	2.27%	2.87%	1.92%

EXHIBIT I-10

Alliance Bank
Loan Loss Allowance Activity

Exhibit I-10
Alliance Bank
Loan Loss Allowance Activity

	Six Months Ended June 30,		Year Ended December 31,				
	2006	2005	2005	2004	2003	2002	2001
	(Dollars in Thousands)						
Average loans receivable, net (1)	$ 227,450	$ 215,100	$218,036	$211,278	$196,505	$195,851	$210,832
Allowance for loan losses, beginning of year	$ 2,671	$ 2,608	$ 2,608	$ 2,740	$ 3,347	$ 2,903	$ 2,036
Net (charge-offs) recoveries	(3)	37	(57)	(342)	(1,087)	(1,516)	(173)
Provision for loan losses	30	60	120	210	480	1,960	1,040
Allowance for loan losses, end of year	$ 2,698	$ 2,705	$ 2,671	$ 2,608	$ 2,740	$ 3,347	$ 2,903
Net charge-offs (recoveries) to average loans receivable, net	--	(0.17)%	0.03%	0.16%	0.55%	0.77%	0.08%
Allowance for loan losses to total loans receivable	1.17%	1.24%	1.18%	1.22%	1.29%	1.73%	1.40%
Allowance for loan losses to total non-performing loans and troubled debt restructurings	154.64%	123.43%	137.63%	132.65%	46.51%	36.40%	41.09%
Net charge-offs (recoveries) to allowance for loan losses	0.11%	(1.37)%	2.13%	13.11%	39.67%	45.29%	5.96%

(1) Includes mortgage loans held for sale.

EXHIBIT I-11

Alliance Bank
Deposit Composition

Exhibit I-11
Alliance Bank
Deposit Composition

	June 30,		December 31,					
	2006		2005		2004		2003	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in Thousands)							
Passbook and statement savings accounts	$ 49,368	16.42%	$ 54,869	18.43%	$ 62,680	21.85%	$ 63,443	23.10%
Money market accounts	22,017	7.32	23,837	8.01	26,978	9.40	26,692	9.72
Certificates of deposit	169,316	56.31	167,580	56.29	155,630	54.25	146,926	53.50
NOW and Super NOW accounts	40,908	13.60	33,335	11.19	25,595	8.92	21,761	7.98
Non-interest bearing accounts	19,101	6.35	18,089	6.08	16,023	5.58	15,797	5.70
Total deposits at end of period	$300,710	100.00%	$297,710	100.00%	$286,906	100.00%	$274,619	100.00%

EXHIBIT I-12

Alliance Bank
Time Deposit Rate/Maturity

Exhibit I-12
Alliance Bank
Time Deposit Rate/Maturity

	Six Months and Less	Over Six Months Through One Year	Over One Year Through Two Years	Over Two Years Through Three Years	Over Three Years	Total
			(In Thousands)			
2.00% or less	$ 1,118	$ 193	$ --	$ --	$ --	$ 1,311
2.01% to 4.00%	51,668	16,068	8,997	2,357	1,247	80,337
4.01% to 6.00%	32,543	41,107	4,734	1,695	7,589	87,668
6.01% to 8.00%	--	--	--	--	--	--
Total	$85,329	$57,368	$13,731	$ 4,052	$8,836	$169,316

EXHIBIT I-13

Alliance Bank
Borrowings Activity

Exhibit I-13
Alliance Bank
Borrowings Activity

	At or for the Six Months Ended June 30,	At or for the Year Ended December 31,		
	2006	2005	2004	2003
		(Dollars in Thousands)		
FHLB of Pittsburgh advances:				
Average balance outstanding	$52,179	$52,823	$58,697	$61,206
Maximum amount outstanding at any month-end during the period	52,182	56,192	61,201	61,211
Balance outstanding at end of period	52,177	52,182	56,192	61,202
Weighted average interest rate during the period	6.11%	6.12%	5.86%	5.83%
Weighted average interest rate at end of period	6.10%	6.10%	5.85%	5.76%
Total borrowings:				
Average balance outstanding	$52,567	$53,116	$59,326	$61,596
Maximum amount outstanding at any month-end during the period	52,639	56,464	61,781	62,281
Balance outstanding at end of period	52,639	53,116	56,317	61,880
Weighted average interest rate during the period	6.07%	6.10%	5.84%	5.82%
Weighted average interest rate at end of period	6.09%	6.08%	5.83%	5.72%

EXHIBIT II-1

Description of Office Facilities

Exhibit II-1
Alliance Bank
Description of Office Facilities

Description/Address	Leased/Owned	Net Book Value of Premises and Fixed Assets	Amount of Deposits
		(In Thousands)	
MAIN OFFICE			
Lawrence Park 541 Lawrence Road Broomall, PA 19008	Owned	$1,506	$67,735
BRANCH OFFICES			
Upper Darby 69th and Walnut Sts Upper Darby, PA 19082	Leased (1)	43	44,588
Secane 925 Providence Road Secane, PA 19018	Leased (2)	252	50,422
Newtown Square 252 & West Chester Pike Newtown Square, PA 19073	Leased (3)	62	20,217
Havertown 500 E. Township Line Road Havertown, PA 19083	Leased (4)	146	39,015
Lansdowne 9 E. Baltimore Pike Lansdowne, PA 19050	Owned	203	25,333
Springfield 153 Saxer Avenue Springfield, PA 19064	Leased (5)	573	28,899
Shoppes at Britton Lake 979 Baltimore Pike Glen Mills, PA 19342	Leased (6)	303	17,581
Paoli Shopping Center 82 E. Lancaster Ave. Paoli, PA 19301	Leased (7)	107	5,920

(1) The lease expires in February 2010.
(2) The lease expires in April 2011 with one remaining option to extend the lease for ten years.

EXHIBIT II-2

Historical Interest Rates

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended		Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
1998:	Quarter 1	8.50%	5.16%	5.41%	5.67%
	Quarter 2	8.50%	5.10%	5.38%	5.44%
	Quarter 3	8.25%	4.37%	4.41%	4.44%
	Quarter 4	7.75%	4.48%	4.53%	4.65%
1999:	Quarter 1	7.75%	4.49%	4.72%	5.25%
	Quarter 2	7.75%	4.78%	5.07%	5.81%
	Quarter 3	8.25%	4.88%	5.22%	5.90%
	Quarter 4	8.50%	5.33%	5.98%	6.45%
2000:	Quarter 1	9.00%	5.88%	6.28%	6.03%
	Quarter 2	9.50%	5.88%	6.08%	6.03%
	Quarter 3	9.50%	6.23%	6.07%	5.80%
	Quarter 4	9.50%	5.89%	5.32%	5.12%
2001:	Quarter 1	8.00%	4.30%	4.09%	4.93%
	Quarter 2	6.75%	3.65%	3.72%	5.42%
	Quarter 3	6.00%	2.40%	2.49%	4.60%
	Quarter 4	4.75%	1.74%	2.17%	5.07%
2002:	Quarter 1	4.75%	1.79%	2.70%	5.42%
	Quarter 2	4.75%	1.70%	2.06%	4.86%
	Quarter 3	4.75%	1.57%	1.53%	3.63%
	Quarter 4	4.25%	1.22%	1.32%	3.83%
2003:	Quarter 1	4.25%	1.14%	1.19%	3.83%
	Quarter 2	4.00%	0.90%	1.09%	3.54%
	Quarter 3	4.00%	0.95%	1.15%	3.96%
	Quarter 4	4.00%	0.95%	1.26%	4.27%
2004:	Quarter 1	4.00%	0.95%	1.20%	3.86%
	Quarter 2	4.00%	1.33%	2.09%	4.62%
	Quarter 3	4.75%	1.70%	2.16%	4.12%
	Quarter 4	5.25%	2.22%	2.75%	4.24%
2005:	Quarter 1	5.75%	2.80%	3.43%	4.51%
	Quarter 2	6.00%	3.12%	3.51%	3.98%
	Quarter 3	6.75%	3.55%	4.01%	4.34%
	Quarter 4	7.25%	4.08%	4.38%	4.39%
2006:	Quarter 1	7.75%	4.63%	4.82%	4.86%
	Quarter 2	8.25%	5.01%	5.21%	5.15%
	As of Aug. 4, 2006	8.25%	5.09%	5.07%	4.91%

(1) End of period data.

Sources: Federal Reserve.

EXHIBIT III-1

General Characteristics of Publicly-Traded Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
August 9, 2006(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
NDE	IndyMac Bancorp, Inc. of CA	NYSE	Pasadena, CA	Thrift	23,756	14	12-31	11/86	44.14	3,029
DSL	Downey Financial Corp. of CA	NYSE	Newport Beach CA	Thrift	17,465	172	12-31	01/71	66.90	1,863
FED	FirstFed Financial Corp. of CA	NYSE	Santa Monica, CA	Thrift	10,255	29	12-31	12/83	58.05	964
CCBI	Commercial Capital Bcrp of CA	NASDAQ	Irvine, CA	Thrift	5,739	21	12-31	12/02	15.89	957
PFB	PFF Bancorp, Inc. of Pomona CA	NYSE	Pomona, CA	Thrift	4,487	30	03-31	03/96	39.20	960
PROV	Provident Fin. Holdings of CA	NASDAQ	Riverside, CA	M.B.	1,622	12	06-30	06/96	30.00	210
HWFG	Harrington West Fncl Grp of CA	NASDAQ	Solvang, CA	Thrift	1,134 M	15	12-31	11/02	16.35	89
FPTB	First PacTrust Bancorp of CA	NASDAQ	Chula Vista, CA	Thrift	822	9	12-31	08/02	28.92	127
KFED	K-Fed Bancorp MHC of CA (38.5)	NASDAQ	Covina, CA	Thrift	767 M	5	06-30	03/04	15.80	227
PPBI	Pacific Premier Bncrp of CA	NASDAQ	Costa Mesa, CA	Thrift	714	3	12-31	06/97	11.16	59
BOFI	Bofi Holding, Inc. Of CA	NASDAQ	San Diego, CA	Thrift	705 M	1	06-30	03/05	7.25	61
BYFC	Broadway Financial Corp. of CA	NASDAQ	Los Angeles, CA	Thrift	284	4	12-31	01/96	10.55	17
Florida Companies										
BKUNA	BankUnited Fin. Corp. of FL	NASDAQ	Coral Gables, FL	Thrift	12,877	55	09-30	12/85	30.69	1,125
BFF	BFC Financial Corp. of FL	NYSE	FortLauderdaleFL	Thrift	7,384 D	74	12-31	/	5.78	207
BBX	BankAtlantic Bancorp of FL	NYSE	FortLauderdaleFL	M.B.	6,402	75	12-31	11/83	14.08	862
FFFL	Fidelity Bankshares, Inc of FL	NASDAQ	West Palm Bch FL	Thrift	4,235	49	12-31	05/01	39.00	985
HARB	Harbor Florida Bancshrs of FL	NASDAQ	Fort Pierce, FL	Thrift	3,220	36	09-30	03/98	44.20	1,064
FDT	Federal Trust Corp of FL	AMEX	Sanford, FL	Thrift	745 M	6	12-31	12/97	10.64	99
FCFL	First Community Bk Corp of FL	NASDAQ	Pinellas Park FL	Thrift	343 M	4	12-31	05/03	20.00	76
Mid-Atlantic Companies										
SOV	Sovereign Bancorp, Inc. of PA	NYSE	Philadelphia, PA	M.B.	65,058 M	677	12-31	08/86	20.95	9,660
HCBK	Hudson City Bancorp, Inc of NJ (3)	NASDAQ	Paramus, NJ	Thrift	31,328	86	12-31	06/05	12.90	7,372
NYB	New York Community Bcrp of NY (3)	NYSE	Westbury, NY	Thrift	27,136 M	143	12-31	11/93	16.37	4,830
AF	Astoria Financial Corp. of NY	NYSE	Lake Success, NY	Thrift	21,861	86	12-31	11/93	30.13	3,045
FNFG	First Niagara Fin. Group of NY (3)	NASDAQ	Lockport, NY	Thrift	8,065 D	122	12-31	01/03	14.75	1,630
NWSB	Northwest Bcrp MHC of PA(40.0) (3)	NASDAQ	Warren, PA	Thrift	6,584	154	06-30	11/94	25.40	1,272
PFS	Provident Fin. Serv. Inc of NJ (3)	NYSE	Jersey City, NJ	Thrift	5,948 M	79	12-31	01/03	18.40	1,195
ISBC	Investors Bcrp MHC of NJ(45.7) (3)	NASDAQ	Short Hills, NJ	Thrift	5,498	46	06-30	10/05	13.61	1,583
PRTR	Partners Trust Fin. Grp. of NY (3)	NASDAQ	Utica, NY	Thrift	3,794	37	12-31	07/04	10.62	478
DCOM	Dime Community Bancshars of NY (3)	NASDAQ	Brooklyn, NY	Thrift	3,124	20	12-31	06/96	14.08	518
KNBT	KNBT Bancorp, Inc. of PA	NASDAQ	Bethlehem, PA	Thrift	3,002 M	57	12-31	11/03	15.78	467
TRST	TrustCo Bank Corp NY of NY	NASDAQ	Glenville, NY	Thrift	2,968	75	12-31	/	10.97	821
WSFS	WSFS Financial Corp. of DE (3)	NASDAQ	Wilmington, DE	Div.	2,953 M	23	12-31	11/86	61.35	408
PBNY	Provident NY Bncrp, Inc. of NY	NASDAQ	Montebello, NY	Thrift	2,746 M	39	09-30	01/04	13.73	585
FFIC	Flushing Fin. Corp. of NY (3)	NASDAQ	Lake Success, NY	Thrift	2,640	11	12-31	11/95	17.07	360
PFSB	PennFed Fin. Services of NJ	NASDAQ	West Orange, NJ	Thrift	2,305	25	06-30	07/94	17.68	227
OCFC	OceanFirst Fin. Corp of NJ	NASDAQ	Toms River, NJ	Thrift	2,101	17	12-31	07/96	21.61	266
KRNY	Kearny Fin Cp MHC of NJ (30.0)	NASDAQ	Fairfield, NJ	Thrift	2,034 M	25	06-30	02/05	14.40	1,047
ESBF	ESB Financial Corp. of PA	NASDAQ	Ellwood City, PA	Thrift	1,870 M	26	12-31	06/90	11.67	152
PVSA	Parkvale Financial Corp of PA	NASDAQ	Monroeville, PA	Thrift	1,859	47	06-30	07/87	29.46	167
WGBC	Willow Grove Bancorp Inc of PA	NASDAQ	Maple Glen, PA	Thrift	1,604 M	14	06-30	04/02	15.76	233
FMCO	FMS Fin Corp. of Burlington NJ	NASDAQ	Burlington, NJ	Thrift	1,245	41	12-31	12/88	16.25	106
SYNF	Synergy Financial Group of NJ	NASDAQ	Cranford, NJ	Thrift	1,000	18	12-31	01/04	16.00	182
ABBC	Abington Com Bcp MHC PA (45.0)	NASDAQ	Jenkintown, PA	Thrift	894	12	12-31	12/04	14.89	228
ROMA	Roma Fin Corp MHC of NJ (30.0)	NASDAQ	Robbinsville, NJ	Thrift	880 P	8	12-31	07/06	14.32	469
SVBI	Severn Bancorp, Inc. of MD	NASDAQ	Annapolis, MD	Thrift	870 M	2	12-31	/	19.55	179
CSBK	Clifton Svg Bp MHC of NJ(44.0)	NASDAQ	Clifton, NJ	Thrift	835 M	10	03-31	03/04	10.90	325
BCSB	BCSB Bankcorp MHC of MD (36.4)	NASDAQ	Baltimore, MD	Thrift	809 M	17	09-30	07/98	11.61	69
HARL	Harleysville Svgs Fin Cp of PA	NASDAQ	Harleysville, PA	Thrift	775	5	09-30	08/87	16.55	64
FSBI	Fidelity Bancorp, Inc. of PA	NASDAQ	Pittsburgh, PA	Thrift	728	13	09-30	06/88	17.63	52
THRD	TF Fin. Corp. of Newtown PA	NASDAQ	Newtown, PA	Thrift	674	14	12-31	07/94	28.05	81
CNY	Carver Bancorp, Inc. of NY	AMEX	New York, NY	Thrift	661 M	8	03-31	10/94	17.90	45
PBCI	Pamrapo Bancorp, Inc. of NJ	NASDAQ	Bayonne, NJ	Thrift	644	9	12-31	11/89	19.50	97
OSHC	Ocean Shr Hldg MHC of NJ(45.7)	NASDAQ	Ocean City, NJ	Thrift	562	6	12-31	12/04	13.07	115

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
August 9, 2006(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)										
FKFS	First Keystone Fin., Inc of PA	NASDAQ	Berwick, PA	Thrift	529	8	09-30	01/95	16.60	34
ABNJ	American Bancorp of NJ	NASDAQ	Bloomfield, NJ	Thrift	509	2	09-30	10/05	12.09	171
WSB	Washington SB, FSB of Bowie MD	AMEX	Bowie, MD	Thrift	470 M	5	07-31	08/88	8.05	60
PBIP	Prudential Bncp MHC PA (45.0) (3)	NASDAQ	Philadelphia, PA	Thrift	451 M	6	09-30	03/05	13.33	163
WVFC	WVS Financial Corp. of PA	NASDAQ	Pittsburgh, PA	Thrift	450 M	6	06-30	11/93	16.40	38
ONFC	Oneida Fincl MHC of NY (44.0) (3)	NASDAQ	Oneida, NY	Thrift	437	10	12-31	12/98	12.10	92
ALLB	Alliance Bank MHC of PA (20.0) (3)	NASDAQ	Broomall, PA	Thrift	391 M	9	12-31	03/95	24.02	83
MGYR	Magyar Bancorp MHC of NJ(46.0) (3)	NASDAQ	Nw Brunswick, NJ	Thrift	391 M	3	09-30	01/06	11.30	67
BFSB	Brooklyn Fed MHC of NY (30.0)	NASDAQ	Brooklyn, NY	Thrift	379	4	09-30	04/05	12.05	159
LSBK	Lake Shore Bnp MHC of NY(47.0)	NASDAQ	Dunkirk, NY	Thrift	359 P	0		04/06	10.15	67
COBK	Colonial Bank MHC of NJ (46.0)	NASDAQ	Bridgeton, NJ	Thrift	344 M	6	12-31	06/05	12.85	58
ESBK	Elmira Svgs Bank, FSB of NY (3)	NASDAQ	Elmira, NY	Thrift	335 M	6	12-31	03/85	27.25	36
GAFC	Greater Atlant. Fin Corp of VA	NASDAQ	Reston, VA	Thrift	318 M	6	09-30	06/99	4.93	15
LARL	Laurel Capital Group Inc of PA	NASDAQ	Allison Park, PA	Thrift	314 M	8	06-30	02/87	28.00	56
GCBC	Green Co Bcrp MHC of NY (44.2) (3)	NASDAQ	Catskill, NY	Thrift	308	7	06-30	12/98	14.00	58
PBHC	Pathfinder BC MHC of NY (35.7) (3)	NASDAQ	Oswego, NY	Thrift	304 M	8	12-31	11/95	12.10	30
ROME	Rome Bancorp, Inc. of Rome NY (3)	NASDAQ	Rome, NY	Thrift	299	4	12-31	03/05	12.69	112
NECB	NE Comm Bncrp MHC of NY (45.0)	NASDAQ	White Plains, NY	Thrift	289 P	6	12-31	07/06	11.20	148
FFCO	FedFirst Fin MHC of PA (45.0)	NASDAQ	Monessen, PA	Thrift	272 M	7	12-31	04/05	10.05	66
IFSB	Independence FSB of DC	NASDAQ	Washington, DC	Thrift	170 M	5	12-31	06/85	9.18	14
GOV	Gouverneur Bcp MHC of NY(42.6)	AMEX	Gouverneur, NY	Thrift	126 M	2	09-30	03/99	13.50	31
GLK	Great Lakes Bancorp, Inc of NY	NYSE		Thrift	0	0		/	14.62	0
Mid-West Companies										
FBC	Flagstar Bancorp, Inc. of MI	NYSE	Troy, MI	Thrift	15,051 M	128	12-31	04/97	14.89	946
MAFB	MAF Bancorp, Inc. of IL	NASDAQ	Clarendon Hls IL	Thrift	11,455	73	12-31	01/90	40.96	1,356
CFFN	Capitol Fd Fn MHC of KS (29.7)	NASDAQ	Topeka, KS	Thrift	8,252 M	37	09-30	04/99	34.15	2,532
ABCW	Anchor BanCorp Wisconsin of WI	NASDAQ	Madison, WI	M.B.	4,275 M	57	03-31	07/92	30.39	664
BKMU	Bank Mutual Corp of WI	NASDAQ	Milwaukee, WI	Thrift	3,503	71	12-31	10/03	12.24	736
TONE	TierOne Corp. of Lincoln NE	NASDAQ	Lincoln, NE	Thrift	3,322	69	12-31	10/02	33.63	610
FPFC	First Place Fin. Corp. of OH	NASDAQ	Warren, OH	Thrift	3,113	27	06-30	01/99	22.29	389
UCFC	United Community Fin. of OH	NASDAQ	Youngstown OH	Thrift	2,641	35	12-31	07/98	12.08	374
CTZN	Citizens First Bancorp of MI	NASDAQ	Port Huron, MI	Thrift	1,711 M	23	12-31	03/01	24.23	198
BFIN	BankFinancial Corp. of IL	NASDAQ	Burr Ridge, IL	Thrift	1,643 M	16	12-31	06/05	17.06	417
WAUW	Wauwatosa Hlds MHC of WI(31.7)	NASDAQ	Wauwatosa, WI	Thrift	1,575	7	06-30	10/05	16.83	556
NASB	NASB Fin. Inc. of Grandview MO	NASDAQ	Grandview, MO	Thrift	1,550 M	8	09-30	09/85	34.08	287
FDEF	First Defiance Fin. Corp of OH	NASDAQ	Defiance, OH	Thrift	1,515	27	12-31	10/95	26.48	188
CITZ	CFS Bancorp, Inc of Munster IN	NASDAQ	Munster, IN	Thrift	1,282	22	12-31	07/98	14.98	172
PCBI	Peoples Community Bcrp. of OH	NASDAQ	West Chester, OH	Thrift	1,060 M	14	09-30	03/00	17.51	77
HMNF	HMN Financial, Inc. of MN	NASDAQ	Rochester, MN	Thrift	1,010	13	12-31	06/94	36.00	158
MFSF	MutualFirst Fin. Inc. of IN	NASDAQ	Muncie, IN	Thrift	979	19	12-31	12/99	21.10	94
HFFC	HF Financial Corp. of SD	NASDAQ	Sioux Falls, SD	Thrift	921 M	34	06-30	04/92	17.06	67
PULB	Pulaski Fin Cp of St. Louis MO	NASDAQ	St. Louis, MO	Thrift	907 M	7	09-30	12/98	16.77	166
PVFC	PVF Capital Corp. of Solon OH	NASDAQ	Solon, OH	R.E.	893 M	16	06-30	12/92	10.15	78
LNCB	Lincoln Bancorp of IN	NASDAQ	Plainfield, IN	Thrift	868 M	17	12-31	12/98	17.95	97
CASH	Meta Financial Group of IA	NASDAQ	Storm Lake, IA	Thrift	745 M	16	09-30	09/93	22.61	57
PFSL	Pocahontas Bancorp, Inc. of AR	NASDAQ	Jonesboro, AR	Thrift	733	20	09-30	04/98	15.88	74
HFBC	HopFed Bancorp, Inc. of KY	NASDAQ	Hopkinsville, KY	Thrift	649 M	9	12-31	02/98	16.25	59
FFSX	First Federal Bankshares of IA	NASDAQ	Sioux City, IA	Thrift	613	14	06-30	04/99	21.75	74
MFBC	MFB Corp. of Mishawaka IN	NASDAQ	Mishawaka, IN	Thrift	506	11	09-30	03/94	30.28	41
FFFD	North Central Bancshares of IA	NASDAQ	Fort Dodge, IA	Thrift	496	10	12-31	03/96	40.20	57
PFDC	Peoples Bancorp of Auburn IN	NASDAQ	Auburn, IN	Thrift	494 M	15	09-30	07/87	18.95	63
FCAP	First Capital, Inc. of IN	NASDAQ	Corydon, IN	Thrift	448	12	12-31	01/99	17.65	50
ASBI	Ameriana Bancorp of IN	NASDAQ	New Castle, IN	Thrift	443 M	10	12-31	03/87	13.30	43
WAYN	Wayne Savings Bancshares of OH	NASDAQ	Wooster, OH	Thrift	404 M	11	03-31	01/03	15.15	51
LSBI	LSB Fin. Corp. of Lafayette IN (3)	NASDAQ	Lafayette, IN	Thrift	369	5	12-31	02/95	26.55	41
UCBA	United Comm Bncp MHC IN (45.0)	NASDAQ		Thrift	366 M	0		03/06	10.58	90
FFBI	First Federal Bancshares of IL	NASDAQ	Colchester, IL	Thrift	350 M	8	12-31	09/00	18.00	22
RIVR	River Valley Bancorp of IN	NASDAQ	Madison, IN	Thrift	323 M	6	12-31	12/96	18.50	30
FFHS	First Franklin Corp. of OH	NASDAQ	Cincinnati, OH	Thrift	302 M	8	12-31	01/88	16.98	29
CHEV	Cheviot Fin Cp MHC of OH(45.0)	NASDAQ	Cincinnati, OH	Thrift	294 M	5	12-31	01/04	11.88	118

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
August 9, 2006(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-West Companies (continued)										
FBEI	First Bancorp of Indiana of IN	NASDAQ	Evansville, IN	Thrift	289 M	7	06-30	04/99	19.01	30
FFNM	First Fed of N. Michigan of MI	NASDAQ	Alpena, MI	Thrift	284	10	12-31	04/05	9.10	28
LBCP	Liberty Bancorp, Inc. of MO	NASDAQ	Liberty, MO	Thrift	283 P	6	09-30	07/06	10.14	48
FBTC	First BancTrust Corp of IL	NASDAQ	Paris, IL	Thrift	275 M	4	12-31	04/01	12.08	29
FCLF	First Clover Leaf Fin Cp of IL	NASDAQ	Edwardsville, IL	Thrift	266 P	4	12-31	07/06	10.95	83
KFFB	KY Fst Fed Bp MHC of KY (45.0)	NASDAQ	Hazard, KY	Thrift	262 M	1	06-30	03/05	9.90	85
JXSB	Jcksnville Bcp MHC of IL(47.2)	NASDAQ	Jacksonville, IL	Thrift	258	8	12-31	04/95	12.50	25
PFED	Park Bancorp of Chicago IL	NASDAQ	Chicago, IL	Thrift	240 M	4	12-31	08/96	32.75	37
FBSI	First Bancshares, Inc. of MO	NASDAQ	Mntn Grove, MO	Thrift	238 M	10	06-30	12/93	16.62	26
CFBK	Central Federal Corp. of OH	NASDAQ	Fairlawn, OH	Thrift	219	4	12-31	12/98	8.19	37
BRBI	Blue River Bancshares of IN	NASDAQ	Shelbyville, IN	Thrift	212 M	5	12-31	06/98	6.78	24
FFDF	FFD Financial Corp of Dover OH	NASDAQ	Dover, OH	Thrift	156 M	3	06-30	04/96	15.65	19
HCFC	Home City Fin. Corp. of OH	NASDAQ	Springfield, OH	Thrift	151 M	2	12-31	12/96	15.50	13
FNFI	First Niles Fin., Inc. of OH	NASDAQ	Niles, OH	Thrift	99	1	12-31	10/98	13.07	18
New England Companies										
PBCT	Peoples Bank MHC of CT (42.1) (3)	NASDAQ	Bridgeport, CT	Div.	11,005	157	12-31	07/88	35.89	5,096
NAL	NewAlliance Bancshares of CT (3)	NYSE	New Haven, CT	Thrift	7,113	64	12-31	04/04	14.18	1,557
BRKL	Brookline Bancorp, Inc. of MA (3)	NASDAQ	Brookline, MA	Thrift	2,381	15	12-31	07/02	13.11	807
BHLB	Berkshire Hills Bancorp of MA (3)	NASDAQ	Pittsfield, MA	Thrift	2,148	25	12-31	06/00	34.86	301
RCKB	Rockville Fin MHC of CT (45.0) (3)	NASDAQ	Vrn Rockville CT	Thrift	1,116 M	16	12-31	05/05	14.40	280
UBNK	United Fin Grp MHC of MA(46.6)	NASDAQ	W Springfield MA	Thrift	948 M	11	12-31	07/05	12.80	220
BFBC	Benjamin Frkln Bncrp Inc of MA (3)	NASDAQ	Franklin, MA	Thrift	897	9	12-31	04/05	13.99	112
NMIL	Newmil Bancorp, Inc. of CT (3)	NASDAQ	New Milford, CT	Thrift	864	20	12-31	02/86	40.10	164
MASB	MassBank Corp. of Reading MA (3)	NASDAQ	Reading, MA	Thrift	862	15	12-31	05/86	32.77	142
WFD	Westfield Finl MHC of MA(43.0) (3)	AMEX	Westfield, MA	Thrift	823 M	10	12-31	12/01	28.45	266
LEGC	Legacy Bancorp, Inc. of MA (3)	NASDAQ	Pittsfield, MA	Thrift	808	10	12-31	10/05	15.55	160
SIFI	SI Fin Gp Inc MHC of CT (40.0) (3)	NASDAQ	Willimantic, CT	Thrift	731	16	12-31	10/04	11.10	131
HIFS	Hingham Inst. for Sav. of MA (3)	NASDAQ	Hingham, MA	Thrift	663	8	12-31	12/88	37.81	80
NHTB	NH Thrift Bancshares of NH	NASDAQ	Newport, NH	Thrift	637 M	17	12-31	05/86	16.50	70
CEBK	Central Bncrp of Somerville MA (3)	NASDAQ	Somerville, MA	Thrift	547 M	10	03-31	10/86	32.47	52
LSBX	LSB Corp of No. Andover MA (3)	NASDAQ	North Andover,MA	Thrift	546 M	7	12-31	05/86	16.70	76
CBNK	Chicopee Bancorp, Inc. of MA	NASDAQ	Chicopee, MA	Thrift	451 P	7	12-31	07/06	14.50	108
PSBH	PSB Hldgs Inc MHC of CT (46.3) (3)	NASDAQ	Putnam, CT	Thrift	430 M	4	06-30	10/04	10.70	72
NVSL	Naug Vlly Fin MHC of CT (45.0)	NASDAQ	Naugatuck, CT	Thrift	372	6	12-31	10/04	11.19	85
NFSB	Newport Bancorp, Inc. of RI	NASDAQ	Newport, RI	Thrift	312 P	5	12-31	07/06	13.17	64
NEBS	New England Bnchrs Inc. of CT	NASDAQ	Enfield, CT	Thrift	258 M	8	03-31	12/05	12.30	66
MFLR	Mayflower Co-Op. Bank of MA (3)	NASDAQ	Middleboro, MA	Thrift	246 M	6	04-30	12/87	12.63	26
North-West Companies										
WFSL	Washington Federal, Inc. of WA	NASDAQ	Seattle, WA	Thrift	8,803	121	09-30	11/82	22.77	1,987
FMSB	First Mutual Bncshrs Inc of WA (3)	NASDAQ	Bellevue, WA	Thrift	1,103	12	12-31	12/85	26.78	142
RPFG	Ranier Pacific Fin Group of WA (3)	NASDAQ	Tacoma, WA	Thrift	919	13	12-31	10/03	18.31	121
FBNW	FirstBank NW Corp. of WA	NASDAQ	Clarkston, WA	Thrift	846 M	22	03-31	07/97	28.16	170
RVSB	Riverview Bancorp, Inc. of WA	NASDAQ	Vancouver, WA	Thrift	793	16	03-31	10/97	26.10	151
TSBK	Timberland Bancorp, Inc. of WA	NASDAQ	Hoquiam, WA	Thrift	557	25	09-30	01/98	36.25	137
South-East Companies										
NTBK	NetBank, Inc. of Alpharetta GA	NASDAQ	Alpharetta, GA	Thrift	4,469 M	1	12-31	07/97	5.24	243
FFCH	First Fin. Holdings Inc. of SC	NASDAQ	Charleston, SC	Thrift	2,653	47	09-30	11/83	32.63	392
CFCP	Coastal Fin. Corp. of SC	NASDAQ	Myrtle Beach, SC	Thrift	1,644 M	19	09-30	09/90	13.71	270
SUPR	Superior Bancorp of AL (3)	NASDAQ	Birmingham, AL	Thrift	1,531	0		/	11.19	227
CHFN	Charter Fincl MHC of GA (19.1)	NASDAQ	West Point, GA	Thrift	1,105	9	09-30	10/01	36.59	718
FFBH	First Fed. Bancshares of AR	NASDAQ	Harrison, AR	Thrift	883	15	12-31	05/96	22.55	113
ACFC	Atl Cst Fed Cp of GA MHC(39.9)	NASDAQ	Waycross, GA	Thrift	771 M	12	12-31	10/04	16.85	238
CSBC	Citizens South Banking of NC	NASDAQ	Gastonia, NC	Thrift	716	11	12-31	10/02	12.74	105
TSH	Teche Hlding Cp of N Iberia LA	AMEX	New Iberia, LA	Thrift	696 M	17	09-30	04/95	48.25	108

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
August 9, 2006(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
South-East Companies (continued)										
CFFC	Community Fin. Corp. of VA	NASDAQ	Staunton, VA	Thrift	423 M	8	03-31	03/88	23.22	49
HBOS	Heritage Fn Gp MHC of GA(30.0)	NASDAQ	Albany, GA	Thrift	363 M	7	12-31	06/05	13.59	151
JFBI	Jefferson Bancshares Inc of TN	NASDAQ	Morristown, TN	Thrift	327	1	06-30	07/03	13.15	88
SSFC	South Street Fin. Corp. of NC	NASDAQ	Albemarle, NC	Thrift	256 M	2	12-31	10/96	9.09	27
PEDE	Great Pee Dee Bancorp of SC	NASDAQ	Cheraw, SC	Thrift	214 M	3	06-30	12/97	15.11	27
GSLA	GS Financial Corp. of LA	NASDAQ	Metairie, LA	Thrift	173	4	12-31	04/97	16.75	21
South-West Companies										
FBTX	Franklin Bank Corp of TX (3)	NASDAQ	Houston, TX	Thrift	5,096	32	12-31	12/03	19.62	460
FFSW	First Fed Banc of SW Inc of NM	NASDAQ	Roswell, NM	Thrift	553 M	13	09-30	/	15.60	62
Western Companies (Excl CA)										
MTXC	Matrix Bancorp, Inc. of CO	NASDAQ	Denver, CO	Thrift	2,146 M	1	12-31	10/96	23.05	174
HOME	Home Fed Bncp MHC of ID (39.8)	NASDAQ	Nampa, ID	Thrift	757	15	09-30	12/04	14.38	218
Other Areas										

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) BIF insured savings bank.

Source: Corporate offering circulars, SNL Securities Quarterly Thrift Report, and financial reports of publicly Traded Thrifts.

Date of Last Update: 08/09/06

EXHIBIT IV-1

Stock Prices:
As of August 4, 2006

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A
Weekly Thrift Market Line - Part One
Prices As Of August 4, 2006

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(135)	20.31	25,670	476.5	22.58	17.56	20.32	-0.08	2.25	3.87	1.22	1.11	14.68	13.10	167.47
SAIF-Insured Thrifts(109)	20.07	17,849	384.1	22.44	17.25	20.09	-0.18	2.08	4.23	1.23	1.09	14.65	13.28	170.76
BIF-Insured Thrifts(26)	21.28	57,271	849.7	23.16	18.81	21.22	0.30	2.95	2.42	1.18	1.19	14.80	12.40	154.18
NYSE Traded Companies(13)	28.59	110,839	2,426.5	32.38	23.75	28.37	0.35	-5.59	4.57	2.41	1.70	18.08	15.43	243.95
AMEX Traded Companies(4)	21.21	5,375	77.9	22.86	17.59	21.55	-0.99	0.81	4.52	1.34	1.31	15.00	14.56	179.73
NASDAQ Listed OTC Companies(118)	19.38	17,117	278.2	21.50	16.88	19.40	-0.09	3.16	3.77	1.08	1.04	14.30	12.80	158.68
California Companies(11)	31.25	16,968	737.9	35.30	25.87	30.98	0.72	-2.12	4.63	2.96	2.11	20.38	20.11	279.68
Florida Companies(7)	16.24	29,361	473.7	18.56	12.76	16.10	-0.23	-4.44	3.71	0.83	0.72	9.07	8.13	166.43
Mid-Atlantic Companies(36)	18.39	60,640	1,020.7	20.32	16.52	18.49	-0.48	-0.92	1.37	1.12	1.08	12.33	10.36	149.78
Mid-West Companies(45)	19.68	9,308	183.7	22.27	17.26	19.80	-0.47	1.56	3.00	1.05	1.00	15.90	14.21	171.73
New England Companies(15)	20.04	16,776	258.6	21.92	17.68	19.98	0.34	9.46	8.19	0.91	0.95	15.66	13.74	140.14
North-West Companies(6)	26.04	21,754	507.7	27.15	20.57	24.97	3.62	17.16	16.63	1.58	1.52	15.16	13.73	146.24
South-East Companies(12)	18.64	10,721	139.2	20.36	16.12	18.82	-0.32	-1.26	1.09	1.05	0.94	13.18	12.31	136.67
South-West Companies(2)	17.61	13,702	260.8	18.68	14.68	17.39	1.20	3.25	6.19	1.21	1.08	13.75	9.63	178.23
Western Companies (Excl CA)(1)	23.05	7,557	174.2	24.60	12.52	23.25	-0.86	78.68	22.54	0.55	0.83	14.16	14.16	283.96
Thrift Strategy(129)	19.94	22,241	401.3	22.16	17.18	19.94	-0.09	2.74	3.96	1.18	1.07	14.65	13.07	165.57
Mortgage Banker Strategy(4)	23.86	137,793	2,849.0	26.83	21.35	23.82	0.21	-7.33	4.14	1.72	1.52	13.87	11.72	168.34
Real Estate Strategy(1)	10.15	7,716	78.3	13.75	9.70	10.10	0.50	-21.20	-4.61	0.68	0.61	8.85	8.85	115.68
Diversified Strategy(1)	61.35	6,650	408.0	65.00	55.38	61.71	-0.58	5.48	0.16	4.27	4.32	27.72	27.50	444.04
Companies Issuing Dividends(120)	20.72	27,345	509.1	22.94	17.95	20.73	-0.05	1.81	3.71	1.24	1.14	14.96	13.29	166.65
Companies Without Dividends(14)	16.74	11,113	192.9	19.43	14.13	16.74	-0.33	6.08	5.25	1.00	0.86	12.28	11.51	174.58
Equity/Assets <6%(13)	19.40	23,111	509.6	21.94	15.99	19.47	-0.83	2.62	2.77	1.10	0.99	12.55	11.84	239.13
Equity/Assets 6-12%(89)	22.38	16,431	369.3	24.98	19.52	22.44	-0.22	-0.55	1.86	1.48	1.32	15.75	14.13	189.38
Equity/Assets >12%(32)	15.12	51,398	750.6	16.40	12.91	14.96	0.57	9.59	9.69	0.56	0.58	12.66	10.85	81.08
Converted Last 3 Mths (no MHC)(4)	12.19	6,165	75.9	12.76	10.19	12.16	0.16	40.99	37.81	0.29	0.31	11.48	11.20	54.81
Actively Traded Companies(10)	26.99	61,423	1,388.3	29.87	24.15	27.12	-0.28	-1.97	0.88	1.72	1.69	18.03	15.71	205.35
Market Value Below $20 Million(6)	12.79	1,316	16.2	16.17	11.76	13.06	-2.07	-11.95	-13.30	0.64	0.43	12.44	12.38	133.55
Holding Company Structure(129)	20.48	26,763	498.0	22.71	17.69	20.48	-0.03	2.99	4.41	1.23	1.12	14.79	13.14	168.00
Assets Over $1 Billion(56)	23.18	55,189	1,037.0	25.79	19.90	23.26	-0.47	-0.24	2.77	1.59	1.33	15.06	12.47	184.67
Assets $500 Million-$1 Billion(39)	20.59	5,397	96.4	22.58	17.60	20.49	0.44	5.43	5.18	1.12	1.13	15.22	13.93	176.48
Assets $250-$500 Million(28)	16.42	3,627	51.7	18.14	14.65	16.41	0.14	6.06	7.23	0.94	0.95	13.58	13.06	139.28
Assets less than $250 Million(11)	14.75	1,894	23.8	17.60	13.06	14.84	-0.44	-5.19	-3.00	0.41	0.32	13.70	13.53	121.74
Goodwill Companies(96)	22.06	27,373	555.6	24.37	18.93	22.06	-0.05	2.13	4.12	1.37	1.24	15.60	13.35	179.60
Non-Goodwill Companies(38)	16.26	21,727	293.3	18.43	14.38	16.28	-0.16	2.53	3.29	0.85	0.80	12.57	12.54	139.39
Acquirors of FSLIC Cases(4)	28.04	29,969	976.8	32.76	24.03	27.92	-0.32	-10.68	-6.16	2.14	1.57	20.15	19.90	243.89

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 4, 2006

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst- anding (000)	Market Capitalization: Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	Price Change Data: % Change From Last Week (%)	Price Change Data: % Change From 52 Wks Ago(2) (%)	Price Change Data: % Change From Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	Current Per Share Financials: 12 Mo. Core EPS(3) ($)	Current Per Share Financials: Book Value/ Share ($)	Current Per Share Financials: Tangible Book Value/ Share(4) ($)	Current Per Share Financials: Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(38)	15.24	22,414	174.9	16.45	13.04	15.24	0.27	7.80	10.94	0.35	0.36	7.83	7.41	61.43
SAIF-Insured Thrifts(25)	14.64	17,885	107.0	15.57	12.47	14.63	0.28	10.48	12.38	0.30	0.30	7.60	7.37	54.49
BIF-Insured Thrifts(13)	16.50	31,848	316.3	18.28	14.21	16.52	0.24	2.22	7.95	0.43	0.49	8.31	7.50	75.89
AMEX Traded Companies(2)	13.50	2,292	13.1	14.00	10.85	13.00	3.85	0.00	18.94	0.53	0.53	8.38	8.38	55.00
NASDAQ Listed OTC Companies(36)	15.29	22,973	179.4	16.52	13.10	15.30	0.17	8.02	10.72	0.34	0.36	7.82	7.38	61.61
California Companies(1)	15.80	14,363	87.6	15.90	11.73	15.31	3.20	22.20	31.67	0.35	0.35	6.52	6.21	53.39
Mid-Atlantic Companies(20)	13.74	20,700	122.2	15.04	11.75	13.72	0.40	7.52	11.46	0.33	0.36	7.69	7.22	63.46
Mid-West Companies(6)	15.97	22,695	179.6	17.20	14.16	16.07	-0.62	9.88	5.90	0.32	0.32	8.52	7.98	65.39
New England Companies(7)	16.01	34,129	415.9	17.03	13.74	16.10	-0.35	-1.08	8.31	0.38	0.40	7.66	7.30	60.79
South-East Companies(3)	22.34	14,953	93.5	23.63	18.71	22.20	1.88	17.26	13.43	0.42	0.35	8.44	8.27	47.84
Western Companies (Excl CA)(1)	14.38	15,154	85.3	15.75	11.97	14.56	-1.24	11.47	18.55	0.42	0.38	7.00	7.00	49.93
Thrift Strategy(37)	14.67	19,092	120.3	15.89	12.62	14.66	0.30	7.72	10.81	0.33	0.34	7.79	7.38	60.99
Diversified Strategy(1)	35.89	142,000	2,138.6	36.59	28.17	36.23	-0.94	10.84	15.55	0.96	0.99	9.34	8.60	77.50
Companies Issuing Dividends(27)	16.31	21,882	192.7	17.78	14.13	16.32	0.26	3.20	7.58	0.39	0.39	8.06	7.47	66.99
Companies Without Dividends(11)	12.71	23,671	132.8	13.32	10.46	12.68	0.28	18.69	18.89	0.23	0.30	7.29	7.27	48.30
Equity/Assets <6%(1)	11.61	5,912	24.9	14.20	10.55	11.38	2.02	-17.07	-10.69	0.07	0.18	6.72	6.29	136.79
Equity/Assets 6-12%(10)	16.99	16,809	150.6	19.12	15.27	17.13	-0.58	-1.57	2.05	0.49	0.49	8.89	8.11	94.99
Equity/Assets >12%(27)	14.71	25,204	190.0	15.51	12.27	14.66	0.52	12.36	15.19	0.30	0.32	7.46	7.18	45.63
Holding Company Structure(34)	14.79	19,117	122.0	16.08	12.78	14.79	0.24	7.32	10.21	0.34	0.35	7.87	7.43	62.95
Assets Over $1 Billion(8)	23.91	65,922	611.4	25.12	19.46	24.14	-0.57	18.85	17.51	0.54	0.53	9.36	8.66	69.61
Assets $500 Million-$1 Billion(11)	13.57	16,521	90.1	14.44	11.42	13.45	0.81	10.62	15.16	0.28	0.29	6.93	6.83	58.92
Assets $250-$500 Million(18)	12.42	7,469	36.9	13.85	11.20	12.40	0.14	1.76	5.24	0.28	0.32	7.62	7.12	59.56
Assets less than $250 Million(1)	13.50	2,292	13.1	14.00	10.85	13.00	3.85	0.00	18.94	0.53	0.53	8.38	8.38	55.00
Goodwill Companies(18)	15.98	24,538	219.5	17.36	13.61	16.02	0.10	4.67	9.87	0.38	0.38	7.99	7.12	68.56
Non-Goodwill Companies(20)	14.54	20,401	132.6	15.59	12.49	14.50	0.43	10.77	11.96	0.31	0.35	7.68	7.68	54.68
MHC Institutions(38)	15.24	22,414	174.9	16.45	13.04	15.24	0.27	7.80	10.94	0.35	0.36	7.83	7.41	61.43
MHC Converted Last 3 Months(2)	12.76	22,979	106.0	13.49	11.84	12.92	-0.64	27.60	27.60	0.20	0.20	6.92	6.91	24.36

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma *basis*.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend *announcement*.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 4, 2006

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
	Financial Institution	Price/ Share(1) ($)	Shares Outstanding (000)	Market Capitalization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
	NYSE Traded Companies														
AF	Astoria Financial Corp. of NY	30.13	101,055	3,044.8	31.95	24.43	29.76	1.24	8.07	2.48	2.11	2.06	12.55	10.72	216.33
BFF	BFC Financial Corp. of FL	5.78	35,816	207.0	8.16	4.90	6.06	-4.62	-28.55	4.71	0.38	0.03	4.69	2.28	206.17
BBX	BankAtlantic Bancorp of FL	14.08	61,215	861.9	17.95	12.67	13.99	0.64	-19.77	0.57	0.49	0.53	8.51	7.13	104.59
DSL	Downey Financial Corp. of CA	66.90	27,854	1,863.4	78.11	55.06	66.51	0.59	-14.20	-2.18	7.03	5.62	46.32	46.21	627.01
FED	FirstFed Financial Corp. of CA	58.05	16,605	963.9	68.44	49.05	58.14	-0.15	-6.69	6.47	6.92	6.84	38.29	38.15	617.57
FBC	Flagstar Bancorp, Inc. of MI	14.89	63,529	945.9	18.09	12.62	14.62	1.85	-17.46	3.40	1.24	0.58	12.33	12.33	236.92
GLK	Great Lakes Bancorp, Inc of NY(8)	14.62	0	0.0	21.14	13.90	14.15	3.32	-6.22	-17.87	0.00	0.00	0.00	0.00	0.00
NDE	IndyMac Bancorp, Inc. of CA	44.14	68,620	3,028.9	50.50	34.40	43.27	2.01	-2.04	13.12	4.90	-1.16	26.29	25.12	346.20
NYB	New York Community Bcrp of NY*	16.37	295,057	4,830.1	18.23	15.69	16.39	-0.12	-8.55	-0.91	0.91	0.98	11.27	4.27	91.97
NAL	NewAlliance Bancshares of CT*	14.18	109,778	1,556.7	15.10	13.55	14.36	-1.25	-1.12	-2.48	0.43	0.45	12.11	7.48	64.79
PFB	PFF Bancorp, Inc. of Pomona CA	39.20	24,496	960.2	39.49	27.01	38.36	2.19	28.52	28.44	2.25	2.22	15.34	15.28	183.19
PFS	Provident Fin. Serv. Inc of NJ*	18.40	64,938	1,194.9	19.16	16.27	18.07	1.83	3.14	-0.59	0.88	0.88	16.43	9.76	91.60
SOV	Sovereign Bancorp, Inc. of PA	20.95	461,110	9,660.3	23.42	19.39	20.96	-0.05	-8.44	1.75	1.41	1.34	12.79	6.48	141.09
	AMEX Traded Companies														
CNY	Carver Bancorp, Inc. of NY	17.90	2,507	44.9	18.12	15.00	17.85	0.28	5.29	16.23	1.50	1.56	19.42	19.42	263.66
FDT	Federal Trust Corp of FL	10.64	9,337	99.3	12.45	9.66	10.72	-0.75	-9.52	-14.05	0.47	0.44	4.84	4.84	79.76
GOV	Gouverneur Bcp MHC of NY(42.6)	13.50	2,292	13.1	14.00	10.85	13.00	3.85	0.00	18.94	0.53	0.53	8.38	8.38	55.00
TSH	Teche Hlding Cp of N Iberia LA	48.25	2,231	107.6	50.90	38.00	49.50	-2.53	26.14	23.37	2.60	2.65	27.80	26.04	312.16
WSB	Washington SB, FSB of Bowie MD	8.05	7,423	59.8	9.98	7.70	8.13	-0.98	-18.69	-7.47	0.78	0.57	7.92	7.92	63.33
WFD	Westfield Finl MHC of MA(43.0)(8)*	28.45	9,350	120.4	29.00	22.10	28.90	-1.56	13.57	18.49	0.64	0.64	12.30	12.30	87.98
	NASDAQ Listed OTC Companies														
ABBC	Abington Com Bcp MHC PA (45.0)	14.89	15,293	106.3	15.72	11.90	14.69	1.36	24.54	14.80	0.44	0.44	7.22	7.22	58.47
ALLB	Alliance Bank MHC of PA (20.0)*	24.02	3,441	16.5	28.95	24.00	24.02	0.00	-0.95	-8.98	0.34	0.38	9.77	9.77	113.67
ASBI	Ameriana Bancorp of IN	13.30	3,212	42.7	15.00	11.75	13.07	1.76	-4.93	2.70	0.47	0.46	11.08	10.81	138.00
ABNJ	American Bancorp of NJ	12.09	14,169	171.3	12.21	9.72	11.80	2.46	16.81	21.88	0.17	0.17	9.05	9.05	35.92
ABCW	Anchor BanCorp Wisconsin of WI	30.39	21,854	664.1	32.78	28.30	30.30	0.30	-1.23	0.16	2.04	1.95	14.69	13.78	195.62
ACFC	Atl Cst Fed Cp of GA MHC(39.9)	16.85	14,144	97.6	17.26	13.20	15.70	7.32	22.55	19.84	0.35	0.36	6.65	6.44	54.48
BCSB	BCSB Bankcorp MHC of MD (36.4)	11.61	5,912	24.9	14.20	10.55	11.38	2.02	-17.07	-10.69	0.07	0.18	6.72	6.29	136.79
BKMU	Bank Mutual Corp of WI	12.24	60,138	736.1	12.50	10.00	12.35	-0.89	8.32	15.47	0.40	0.37	8.54	7.61	58.25
BFIN	BankFinancial Corp. of IL	17.06	24,466	417.4	17.43	12.99	17.24	-1.04	17.90	16.21	0.51	0.51	13.62	12.85	67.16
BKUNA	BankUnited Fin. Corp. of FL	30.69	36,641	1,124.5	32.00	20.18	30.00	2.30	17.99	15.51	2.01	1.84	19.27	18.50	351.44
BFBC	Benjamin Frkln Bncrp Inc of MA*	13.99	8,035	112.4	14.80	13.00	14.00	-0.07	-0.43	-0.57	0.64	0.63	13.60	8.95	111.62
BHLB	Berkshire Hills Bancorp of MA*	34.86	8,622	300.6	36.39	31.75	34.27	1.72	4.37	4.06	2.19	2.08	28.79	17.30	249.13
BRBI	Blue River Bancshares of IN	6.78	3,507	23.8	6.97	4.91	6.45	5.12	33.46	30.38	0.46	0.45	5.01	4.02	60.33
BOFI	Bofi Holding, Inc. Of CA	7.25	8,385	60.8	9.85	6.27	7.26	-0.14	-18.81	-9.38	0.39	0.31	7.73	7.73	84.04
BYFC	Broadway Financial Corp. of CA	10.55	1,614	17.0	12.15	10.02	10.55	0.00	-13.88	-3.65	1.02	1.01	10.28	10.28	175.99
BRKL	Brookline Bancorp, Inc. of MA*	13.11	61,584	807.4	16.40	12.48	13.14	-0.23	-18.42	-7.48	0.35	0.34	9.60	8.76	38.67
BFSB	Brooklyn Fed MHC of NY (30.0)	12.05	13,225	47.8	12.30	9.95	12.10	-0.41	-0.41	8.95	0.31	0.31	5.95	5.95	28.68
CITZ	CFS Bancorp, Inc of Munster IN	14.98	11,503	172.3	15.00	12.91	14.91	0.47	10.96	4.76	0.58	0.62	11.62	11.51	111.43
CFFN	Capitol Fd Fn MHC of KS (29.7)	34.15	74,144	754.5	35.82	31.46	34.70	-1.59	-4.48	3.67	0.75	0.75	11.62	11.62	111.30
CEBK	Central Bncrp of Somerville MA*	32.47	1,591	51.7	36.20	26.20	33.24	-2.32	19.82	16.17	1.66	1.51	24.63	23.23	343.98
CFBK	Central Federal Corp. of OH	8.19	4,544	37.2	10.39	7.07	8.10	1.11	-20.02	4.46	-0.65	-0.66	6.46	6.46	48.20
CHFN	Charter Finl MHC of GA (19.1)	36.59	19,632	136.9	40.05	32.68	37.36	-2.06	4.54	2.46	0.68	0.44	12.41	12.12	56.30
CHEV	Cheviot Fin Cp MHC of OH(45.0)	11.88	9,919	53.0	12.25	11.11	11.84	0.34	4.21	1.63	0.20	0.20	7.46	7.46	29.60
CBNK	Chicopee Bancorp, Inc. of MA	14.50	7,440	107.9	15.29	14.12	14.17	2.33	45.00	45.00	0.25	0.24	14.03	14.03	60.57
CTZN	Citizens First Bancorp of MI	24.23	8,161	197.7	32.43	20.28	25.64	-5.50	7.69	2.80	1.11	1.22	20.95	19.37	209.64
CSBC	Citizens South Banking of NC	12.74	8,253	105.1	12.80	11.41	12.57	1.35	0.71	6.61	0.61	0.62	10.24	6.36	86.78
CSBK	Clifton Svg Bp MHC of NJ(44.0)	10.90	29,854	143.7	11.07	10.01	10.95	-0.46	3.02	8.35	0.12	0.13	6.62	6.62	27.97
CFCP	Coastal Fin. Corp. of SC	13.71	19,688	269.9	14.92	12.23	13.30	3.08	2.16	6.61	0.92	0.91	5.09	5.09	83.50
COBK	Colonial Bank MHC of NJ (46.0)	12.85	4,522	26.7	13.14	9.31	12.90	-0.39	18.98	21.80	0.39	0.38	7.88	7.88	76.05
CCBI	Commercial Capital Bcrp of CA(8)	15.89	60,243	957.3	19.56	13.24	15.86	0.19	-16.72	-7.18	0.98	1.03	12.76	5.67	95.26
CFFC	Community Fin. Corp. of VA	23.22	2,124	49.3	24.99	19.14	23.86	-2.68	7.55	9.27	2.01	2.01	16.56	16.56	198.97
DCOM	Dime Community Bancshars of NY*	14.08	36,791	518.0	16.25	13.21	14.04	0.28	-12.55	-3.63	0.97	0.93	7.97	6.45	84.91
ESBF	ESB Financial Corp. of PA	11.67	12,996	151.7	13.20	10.81	11.42	2.19	-6.27	4.01	0.70	0.85	9.41	5.92	143.86
ESBK	Elmira Svgs Bank, FSB of NY*	27.25	1,324	36.1	27.77	23.16	27.24	0.04	9.00	10.23	2.12	2.34	17.34	17.10	252.76
FFDF	FFD Financial Corp of Dover OH	15.65	1,192	18.7	22.46	14.36	16.49	-5.09	-6.57	-20.03	1.12	0.82	15.14	15.14	130.67
FMCO	FMS Fin Corp. of Burlington NJ	16.25	6,518	105.9	19.96	15.50	16.76	-3.04	-7.62	-7.46	0.92	0.89	11.60	11.37	190.95
FFCO	FedFirst Fin MHC of PA (45.0)	10.05	6,613	29.9	10.85	8.40	10.13	-0.79	6.35	13.05	-0.01	0.10	6.86	6.70	41.11
FSBI	Fidelity Bancorp, Inc. of PA	17.63	2,953	52.1	20.96	17.13	18.74	-5.92	-9.54	-6.57	1.32	1.21	14.12	13.17	246.57

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 4, 2006

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
	NASDAQ Listed OTC Companies (continued)														
FFFL	Fidelity Bankshares, Inc of FL(8)	39.00	25,248	984.7	39.16	26.25	38.45	1.43	24.36	19.27	1.31	1.30	11.66	10.85	167.74
FBTC	First BancTrust Corp of IL	12.08	2,367	28.6	13.49	10.95	11.99	0.75	-5.63	-1.39	0.50	0.39	11.03	10.60	116.23
FBEI	First Bancorp of Indiana of IN	19.01	1,555	29.6	22.79	17.76	19.45	-2.26	-8.61	-14.72	0.99	1.28	18.42	17.20	185.77
FBSI	First Bancshares, Inc. of MO	16.62	1,553	25.8	19.39	15.95	16.44	1.09	-10.16	-6.79	-0.17	-0.08	17.28	17.05	153.00
FCAP	First Capital, Inc. of IN	17.65	2,847	50.2	20.65	15.15	17.85	-1.12	4.69	8.48	1.31	1.26	14.94	12.89	157.34
FCLF	First Clover Leaf Fin Cp of IL	10.95	7,589	83.1	11.40	6.53	11.26	-2.75	58.24	60.09	0.38	0.38	10.25	9.15	35.10
FCFL	First Community Bk Corp of FL	20.00	3,797	75.9	22.25	16.38	19.75	1.27	17.65	11.79	0.81	0.78	8.02	7.91	90.21
FDEF	First Defiance Fin. Corp of OH	26.48	7,117	188.5	30.29	25.09	26.30	0.68	-7.90	-2.25	2.09	1.91	21.68	16.22	212.82
FFSW	First Fed Banc of SW Inc of NM	15.60	3,979	62.1	16.75	14.70	15.50	0.65	-2.44	3.31	1.26	1.17	12.93	11.49	138.91
FFNM	First Fed of N. Michigan of MI	9.10	3,082	28.0	10.08	8.70	9.11	-0.11	-0.76	4.00	0.30	0.36	11.49	10.13	92.24
FFBH	First Fed. Bancshares of AR	22.55	5,020	113.2	25.95	21.60	22.54	0.04	-10.69	-7.20	1.63	1.62	15.73	15.73	175.91
FFBI	First Federal Bancshares of IL	18.00	1,242	22.4	22.54	17.02	17.34	3.81	-18.14	-2.70	0.62	0.50	16.99	15.75	281.74
FFSX	First Federal Bankshares of IA	21.75	3,380	73.5	22.90	17.30	21.80	-0.23	7.14	11.83	0.99	0.85	20.21	14.73	181.22
FFCH	First Fin. Holdings Inc. of SC	32.63	12,000	391.6	34.28	27.45	33.64	-3.00	8.55	6.22	2.32	2.22	14.73	12.83	221.12
FFHS	First Franklin Corp. of OH	16.98	1,686	28.6	18.90	15.50	16.94	0.24	5.33	6.06	0.75	0.97	14.77	14.77	179.08
FKFS	First Keystone Fin., Inc of PA	16.60	2,024	33.6	22.00	16.49	16.55	0.30	-15.13	-14.61	0.39	0.28	13.47	13.47	261.33
FMSB	First Mutual Bncshrs Inc of WA*	26.78	5,319	142.4	27.42	24.03	26.15	2.41	3.00	3.28	2.00	1.78	11.98	11.98	207.40
FNFG	First Niagara Fin. Group of NY*	14.75	110,495	1,629.8	15.16	13.35	14.69	0.41	2.15	1.94	0.85	0.85	12.44	5.55	72.99
FNFI	First Niles Fin., Inc. of OH	13.07	1,385	18.1	16.98	12.00	13.07	0.00	-14.30	-17.02	0.63	0.48	11.27	11.27	71.28
FPTB	First PacTrust Bancorp of CA	28.92	4,399	127.2	30.51	25.70	28.20	2.55	8.27	6.28	1.10	1.09	18.04	18.04	186.91
FPFC	First Place Fin. Corp. of OH	22.29	17,433	388.6	25.94	19.19	23.61	-5.59	0.32	-7.32	1.32	1.22	17.87	11.83	178.58
FBNW	FirstBank NW Corp. of WA(8)	28.16	6,053	170.5	28.54	13.62	27.60	2.03	103.91	76.00	1.41	1.21	13.07	9.97	139.77
FFIC	Flushing Fin. Corp. of NY*	17.07	21,103	360.2	18.36	13.95	16.90	1.01	-5.59	9.63	1.09	1.09	9.86	9.08	125.11
FBTX	Franklin Bank Corp of TX*	19.62	23,424	459.6	20.60	14.66	19.28	1.76	8.94	9.06	1.16	0.98	14.57	7.76	217.55
GSLA	GS Financial Corp. of LA	16.75	1,280	21.4	18.20	12.86	16.50	1.52	-6.94	11.67	0.81	0.91	19.90	19.90	134.95
PEDE	Great Pee Dee Bancorp of SC	15.11	1,790	27.0	17.00	14.25	15.45	-2.20	-0.92	-6.15	0.78	0.78	14.70	14.30	119.42
GAFC	Greater Atlant. Fin Corp of VA(8)	4.93	3,021	14.9	6.14	4.60	5.19	-5.01	-6.98	-6.27	-1.79	-2.36	4.03	3.71	105.32
GCBC	Green Co Bcrp MHC of NY (44.2)*	14.00	4,145	25.6	19.00	13.84	14.45	-3.11	-26.32	-7.28	0.54	0.55	8.10	8.10	74.20
HFFC	HF Financial Corp. of SD	17.06	3,949	67.4	18.95	15.45	17.15	-0.52	-1.22	-1.22	1.09	1.51	14.10	12.85	233.29
HMNF	HMN Financial, Inc. of MN	36.00	4,380	157.7	36.10	28.14	35.75	0.70	12.50	22.03	2.61	2.34	21.38	20.47	230.58
HARB	Harbor Florida Bancshrs of FL(8)	44.20	24,073	1,064.0	44.50	32.71	44.23	-0.07	17.49	19.30	2.03	1.96	14.27	14.11	133.74
HARL	Harleysville Svgs Fin Cp of PA	16.55	3,840	63.6	18.44	16.09	17.30	-4.34	-5.43	-7.95	1.20	1.19	12.50	12.50	201.87
HWFG	Harrington West Fncl Grp of CA	16.35	5,448	89.1	17.59	15.46	16.40	-0.30	-3.94	-1.45	1.50	1.53	11.45	10.23	208.16
HBOS	Heritage Fn Gp MHC of GA(30.0)	13.59	11,083	45.8	13.59	10.26	13.54	0.37	24.68	17.97	0.24	0.25	6.26	6.26	32.75
HIFS	Hingham Inst. for Sav. of MA*	37.81	2,116	80.0	42.25	33.00	37.50	0.83	-9.11	-2.55	2.60	2.60	23.68	23.68	313.35
HCFC	Home City Fin. Corp. of OH	15.50	836	13.0	16.40	14.22	15.50	0.00	-2.45	-1.59	1.01	1.27	16.27	15.98	180.12
HOME	Home Fed Bncp MHC of ID (39.8)	14.38	15,154	85.3	15.75	11.97	14.56	-1.24	11.47	18.55	0.42	0.38	7.00	7.00	49.93
HFBC	HopFed Bancorp, Inc. of KY	16.25	3,660	59.5	17.10	14.91	16.25	0.00	1.56	2.52	1.19	1.08	13.60	12.24	177.41
HCBK	Hudson City Bancorp, Inc of NJ*	12.90	571,476	7,372.0	14.07	11.15	13.05	-1.15	8.95	6.44	0.52	0.52	8.75	8.75	54.82
IFSB	Independence FSB of DC	9.18	1,552	14.2	12.85	8.20	9.69	-5.26	-22.53	-24.19	-0.58	-1.42	9.24	9.24	109.67
ISBC	Investors Bcrp MHC of NJ(45.7)*	13.61	116,276	723.7	14.49	9.89	13.40	1.57	36.10	23.39	0.13	0.24	7.73	7.73	47.28
JXSB	Jcksnville Bcp MHC of IL(47.2)	12.50	1,985	11.6	15.80	12.50	12.50	0.00	-6.99	-18.03	0.56	0.52	10.00	8.55	129.99
JFBI	Jefferson Bancshares Inc of TN	13.15	6,695	88.0	14.12	12.58	12.90	1.94	1.78	-3.59	0.35	0.37	11.13	11.13	48.86
KFED	K-Fed Bancorp MHC of CA (38.5)	15.80	14,363	87.6	15.90	11.73	15.31	3.20	22.20	31.67	0.35	0.35	6.52	6.21	53.39
KNBT	KNBT Bancorp, Inc. of PA	15.78	29,596	467.0	17.02	14.15	16.08	-1.87	-1.00	-3.13	0.73	0.83	12.16	7.66	101.43
KFFB	KY Fst Fed Bp MHC of KY (45.0)	9.90	8,600	38.3	11.25	9.30	10.50	-5.71	-7.56	-4.81	0.22	0.23	7.51	5.73	30.49
KRNY	Kearny Fin Cp MHC of NJ (30.0)	14.40	72,738	314.2	15.01	10.70	14.74	-2.31	22.97	18.03	0.22	0.14	6.92	5.77	27.97
LSBX	LSB Corp of No. Andover MA*	16.70	4,549	76.0	19.24	15.96	16.75	-0.30	-2.11	-3.75	0.78	1.10	12.30	12.30	119.99
LSBI	LSB Fin. Corp. of Lafayette IN*	26.55	1,531	40.6	31.27	26.26	26.53	0.08	-1.67	-3.80	2.18	2.07	21.99	21.99	241.10
LSBK	Lake Shore Bnp MHC of NY(47.0)	10.15	6,613	31.5	10.80	9.92	10.09	0.59	1.50	1.50	0.35	0.36	8.00	8.00	54.23
LARL	Laurel Capital Group Inc of PA(8)	28.00	1,991	55.7	28.36	19.82	27.96	0.14	27.50	34.62	1.00	0.99	13.97	12.42	157.86
LEGC	Legacy Bancorp, Inc. of MA*	15.55	10,309	160.3	16.00	12.55	15.29	1.70	55.50	16.48	-0.20	0.33	14.27	13.97	78.39
LBCP	Liberty Bancorp, Inc. of MO	10.14	4,753	48.2	11.00	7.86	10.07	0.70	29.01	14.45	0.37	0.37	9.86	9.86	59.51
LNCB	Lincoln Bancorp of IN	17.95	5,383	96.6	19.00	15.02	17.74	1.18	4.97	9.12	0.19	0.35	18.51	13.49	161.22
MAFB	MAF Bancorp, Inc. of IL	40.96	33,102	1,355.9	45.00	39.14	41.24	-0.68	-7.14	-1.01	3.17	2.97	31.38	19.01	346.04
MFBC	MFB Corp. of Mishawaka IN	30.28	1,340	40.6	32.00	24.50	30.34	-0.20	16.46	9.51	1.80	1.89	28.79	25.97	377.83
MGYR	Magyar Bancorp MHC of NJ(46.0)*	11.30	5,921	30.8	12.39	10.35	11.29	0.09	13.00	13.00	0.21	0.64	7.95	7.95	66.02
MASB	MassBank Corp. of Reading MA*	32.77	4,318	141.5	35.23	28.45	32.75	0.06	-3.90	-0.70	1.70	1.59	23.72	23.47	199.61
MTXC	Matrix Bancorp, Inc. of CO	23.05	7,557	174.2	24.60	12.52	23.25	-0.86	78.68	22.54	0.55	0.83	14.16	14.16	283.96
MFLR	Mayflower Co-Op. Bank of MA*	12.63	2,074	26.2	17.50	11.53	12.77	-1.10	-15.80	-8.08	0.69	0.72	8.96	8.93	118.42
CASH	Meta Financial Group of IA	22.61	2,517	56.9	28.10	17.75	23.11	-2.16	21.89	11.65	-0.39	-0.37	16.70	15.35	296.16
MFSF	MutualFirst Fin. Inc. of IN	21.10	4,440	93.7	23.20	18.84	21.00	0.48	-8.22	-4.09	1.37	1.36	19.86	16.74	220.47
NASB	NASB Fin, Inc. of Grandview MO	34.08	8,417	286.9	42.47	31.77	34.43	-1.02	-19.66	-13.41	2.70	1.33	18.05	17.70	184.19
NECB	NE Comm Bncrp MHC of NY (45.0)	11.20	13,225	66.7	11.40	10.75	10.88	2.94	12.00	12.00	0.18	0.18	7.04	7.04	21.85
NHTB	NH Thrift Bancshares of NH	16.50	4,215	69.5	16.75	12.50	16.15	2.17	9.27	11.94	1.30	1.24	11.14	8.26	151.22

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 4, 2006

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
		Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From Dec 31, 2004(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
	NASDAQ Listed OTC Companies (continued)														
NVSL	Naug Vlly Fin MHC of CT (45.0)	11.19	7,604	38.3	13.09	10.17	11.15	0.36	-4.85	9.17	0.26	0.26	6.63	6.60	48.97
NTBK	NetBank, Inc. of Alpharetta GA	5.24	46,320	242.7	9.07	5.00	5.38	-2.60	-41.78	-27.42	-0.20	-1.46	8.30	6.47	96.48
NEBS	New England Bnchrs Inc. of CT	12.30	5,348	65.8	12.45	10.19	12.20	0.82	17.70	14.95	0.24	0.24	10.62	10.29	48.20
NMIL	Newmil Bancorp, Inc. of CT(8)*	40.10	4,102	164.5	40.50	27.62	39.92	0.45	31.48	32.47	2.08	2.17	12.80	10.84	210.64
NFSB	Newport Bancorp, Inc. of RI	13.17	4,878	64.2	13.34	12.25	13.12	0.38	31.70	31.70	0.17	0.26	11.76	11.76	64.05
FFFD	North Central Bancshares of IA	40.20	1,424	57.2	40.33	36.50	40.11	0.22	5.46	5.62	3.80	3.80	29.78	26.31	348.48
NWSB	Northwest Bcrp MHC of PA(40.0)*	25.40	50,097	517.6	26.52	19.77	25.92	-2.01	18.14	19.47	1.15	1.10	11.87	8.53	131.43
OSHC	Ocean Shr Hldg MHC of NJ(45.7)	13.07	8,763	52.3	13.10	10.51	12.95	0.93	12.19	13.45	0.34	0.34	7.05	7.05	64.16
OCFC	OceanFirst Fin. Corp of NJ	21.61	12,318	266.2	24.83	20.55	22.01	-1.82	-9.58	-5.05	1.53	0.91	10.88	10.78	170.54
ONFC	Oneida Fincl MHC of NY (44.0)*	12.10	7,633	40.9	12.80	9.75	11.25	7.56	-3.20	21.00	0.50	0.47	7.13	4.51	57.23
PSBH	PSB Hldgs Inc MHC of CT (46.3)*	10.70	6,741	34.4	11.31	10.00	10.70	0.00	-0.93	2.39	0.33	0.30	7.41	6.17	63.75
PVFC	PVF Capital Corp. of Solon OH	10.15	7,716	78.3	13.75	9.70	10.10	0.50	-21.20	-4.61	0.68	0.61	8.85	8.85	115.68
PPBI	Pacific Premier Bncrp of CA	11.16	5,266	58.8	13.25	10.66	11.11	0.45	1.45	-5.42	1.55	1.38	10.53	10.53	135.65
PBCI	Pamrapo Bancorp, Inc. of NJ	19.50	4,976	97.0	23.04	19.00	19.65	-0.76	-11.40	-9.09	1.48	1.46	11.98	11.98	129.43
PFED	Park Bancorp of Chicago IL	32.75	1,125	36.8	35.50	28.36	32.75	0.00	9.17	4.30	0.38	0.29	26.52	26.52	213.09
PVSA	Parkvale Financial Corp of PA	29.46	5,669	167.0	30.83	27.00	30.47	-3.31	-0.14	4.47	2.35	2.26	21.64	15.97	327.87
PRTR	Partners Trust Fin. Grp. of NY*	10.62	44,970	477.6	12.79	10.08	10.61	0.09	-10.91	-11.87	0.71	0.75	10.81	5.10	84.36
PBHC	Pathfinder BC MHC of NY (35.7)*	12.10	2,463	10.6	15.05	11.00	12.00	0.83	-14.49	-7.35	0.22	0.30	8.47	6.77	123.33
PFSB	PennFed Fin. Services of NJ	17.68	12,864	227.4	20.28	16.36	18.45	-4.17	-9.66	-4.02	1.04	1.07	9.59	9.59	179.17
PFDC	Peoples Bancorp of Auburn IN	18.95	3,300	62.5	22.25	15.60	19.30	-1.81	-5.39	-10.10	1.12	1.20	19.38	18.59	149.68
PBCT	Peoples Bank MHC of CT (42.1)*	35.89	142,000	2,138.6	36.59	28.17	36.23	-0.94	10.84	15.55	0.96	0.99	9.34	8.60	77.50
PCBI	Peoples Community Bcrp. of OH	17.51	4,426	77.5	22.36	17.50	17.60	-0.51	-15.00	-13.32	0.58	0.79	19.56	13.86	239.39
PFSL	Pocahontas Bancorp, Inc. of AR(8)	15.88	4,642	73.7	16.15	11.70	15.75	0.83	19.85	22.63	0.64	0.47	11.09	8.19	157.89
PROV	Provident Fin. Holdings of CA	30.00	6,992	209.8	33.15	25.04	30.01	-0.03	0.13	14.07	2.94	2.26	19.48	19.48	232.05
PBNY	Provident NY Bncrp. Inc. of NY	13.73	42,623	585.2	13.93	10.47	13.42	2.31	16.26	24.70	0.48	0.49	9.09	5.11	64.42
PBIP	Prudential Bncp MHC PA (45.0)*	13.33	12,236	75.4	14.40	10.70	13.33	0.00	10.90	12.49	0.31	0.32	7.37	7.37	36.83
PULB	Pulaski Fin Cp of St. Louis MO	16.77	9,884	165.8	19.24	15.05	16.95	-1.06	1.15	-6.63	0.84	0.99	7.29	6.84	91.80
RPFG	Ranier Pacific Fin Group of WA*	18.31	6,629	121.4	18.88	14.26	18.21	0.55	10.23	14.37	0.40	0.37	12.86	12.84	138.67
RIVR	River Valley Bancorp of IN	18.50	1,608	29.7	22.06	17.80	18.50	0.00	-13.99	-2.89	1.23	1.12	14.40	14.38	200.69
RVSB	Riverview Bancorp, Inc. of WA	26.10	5,780	150.9	28.11	20.30	25.76	1.32	20.00	11.97	1.82	1.83	16.17	11.60	137.25
RCKB	Rockville Fin MHC of CT (45.0)*	14.40	19,435	125.9	15.40	12.67	14.50	-0.69	-5.64	10.34	0.23	0.35	7.83	7.78	57.42
ROMA	Roma Fin Corp MHC of NJ (30.0)	14.32	32,732	145.3	15.58	12.92	14.95	-4.21	43.20	43.20	0.21	0.21	6.80	6.78	26.87
ROME	Rome Bancorp, Inc. of Rome NY*	12.69	8,804	111.7	12.95	9.96	12.61	0.63	27.15	17.07	0.39	0.39	9.20	9.20	33.92
SIFI	SI Fin Gp Inc MHC of CT (40.0)*	11.10	11,789	55.8	12.49	10.35	11.15	-0.45	-10.84	1.37	0.27	0.27	6.76	6.70	62.04
SVBI	Severn Bancorp, Inc. of MD	19.55	9,150	178.9	20.65	16.45	19.17	1.98	16.37	10.64	1.68	1.63	8.32	8.29	95.05
SSFC	South Street Fin. Corp. of NC	9.09	2,955	26.9	10.10	8.42	9.09	0.00	-7.72	-4.32	0.55	0.56	8.70	8.70	86.48
SUPR	Superior Bancorp of AL*	11.19	20,300	227.2	12.00	10.48	11.05	1.27	6.07	-1.93	0.19	0.12	5.22	4.63	75.43
SYNF	Synergy Financial Group of NJ	16.00	11,344	181.5	16.13	11.32	15.35	4.23	28.51	27.69	0.39	0.39	8.33	8.27	88.12
THRD	TF Fin. Corp. of Newtown PA	28.05	2,870	80.5	30.99	26.54	27.57	1.74	-0.71	-1.41	1.99	1.97	21.91	20.31	234.89
TONE	TierOne Corp. of Lincoln NE	33.63	18,150	610.4	35.60	24.50	34.57	-2.72	16.97	14.35	2.04	1.98	18.21	15.37	183.05
TSBK	Timberland Bancorp, Inc. of WA	36.25	3,786	137.2	36.25	23.15	32.32	12.16	53.60	54.52	2.07	2.01	20.82	18.91	147.00
TRST	TrustCo Bank Corp NY of NY	10.97	74,828	820.9	13.47	10.40	11.11	-1.26	-15.62	-11.67	0.72	0.71	2.86	2.85	39.66
UCBA	United Comm Bncp MHC IN (45.0)	10.58	8,464	40.3	11.00	10.25	10.60	-0.19	5.80	5.80	-0.05	-0.01	7.38	7.38	43.28
UCFC	United Community Fin. of OH	12.08	30,928	373.6	13.33	10.28	13.06	-7.50	9.82	2.29	0.78	0.73	8.72	7.58	85.38
UBNK	United Fin Grp MHC of MA(46.6)	12.80	17,206	102.6	13.31	11.07	12.85	-0.39	4.92	11.01	0.25	0.25	7.98	7.96	55.07
WSFS	WSFS Financial Corp. of DE*	61.35	6,650	408.0	65.00	55.38	61.71	-0.58	5.48	0.16	4.27	4.32	27.72	27.50	444.04
WVFC	WVS Financial Corp. of PA	16.40	2,335	38.3	18.08	15.66	16.50	-0.61	-0.61	1.17	1.25	1.25	12.48	12.48	192.82
WFSL	Washington Federal, Inc. of WA	22.77	87,256	1,986.8	25.07	21.11	22.40	1.65	-1.04	-0.96	1.63	1.63	13.97	13.33	100.89
WAUW	Wauwatosa Hlds MHC of WI(31.7)	16.83	33,057	179.6	17.06	10.35	16.27	3.44	68.30	47.12	0.23	0.21	7.13	7.13	47.65
WAYN	Wayne Savings Bancshares of OH	15.15	3,360	50.9	16.50	13.83	15.01	0.93	-2.70	0.00	0.49	0.59	10.57	9.82	120.14
WGBC	Willow Grove Bancorp Inc of PA	15.76	14,808	233.4	18.36	14.58	16.04	-1.75	2.40	4.37	0.70	0.79	13.64	6.54	108.30

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B
Weekly Thrift Market Line - Part Two
Prices As Of August 4, 2006

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	Core Earnings ROA(5) (%)	ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
SAIF-Insured Thrifts(109)	9.94	9.05	0.72	8.25	5.43	0.65	7.38	0.56	207.26	0.95	17.69	138.29	13.45	156.32	18.49	0.45	2.29	36.38
BIF-Insured Thrifts(26)	12.05	9.78	0.78	7.49	5.04	0.81	7.60	0.25	397.39	0.92	19.53	144.65	16.48	176.78	19.52	0.45	2.24	39.13
NYSE Traded Companies(13)	9.08	6.56	0.91	11.78	7.06	0.70	8.22	0.26	290.00	0.72	16.78	158.93	13.78	207.58	18.97	0.56	2.21	29.41
AMEX Traded Companies(4)	8.71	8.57	0.80	9.46	6.97	0.72	8.73	0.53	123.33	1.15	15.86	146.80	12.07	149.74	17.00	0.41	1.50	26.74
NASDAQ Listed OTC Companies(118)	10.56	9.50	0.71	7.65	5.11	0.68	7.29	0.52	235.64	0.96	18.33	137.16	14.15	155.89	18.74	0.44	2.32	38.28
California Companies(11)	7.59	7.49	1.01	14.11	9.10	0.74	10.46	0.18	300.73	0.63	12.79	147.90	11.33	150.57	14.50	0.49	1.58	20.48
Florida Companies(7)	6.17	5.60	0.59	9.66	5.01	0.54	7.83	0.18	357.63	0.81	21.31	183.43	12.10	217.91	23.27	0.07	0.60	14.83
Mid-Atlantic Companies(36)	10.27	8.41	0.83	9.19	5.67	0.80	8.72	0.23	291.98	0.94	16.64	147.74	15.15	182.06	16.82	0.44	2.49	38.95
Mid-West Companies(45)	10.38	9.44	0.61	6.47	4.85	0.58	6.18	0.91	110.53	0.93	19.53	125.16	12.77	139.62	20.26	0.52	2.71	43.91
New England Companies(15)	14.34	12.80	0.60	5.27	3.96	0.66	5.72	0.10	574.19	0.97	21.40	126.59	17.54	147.09	21.17	0.40	1.84	38.13
North-West Companies(6)	10.97	9.91	1.16	10.74	5.90	1.13	10.27	0.12	267.11	0.99	14.80	172.89	18.47	190.73	15.33	0.60	2.30	41.87
South-East Companies(12)	10.51	9.77	0.72	7.81	4.71	0.62	6.49	0.63	288.13	1.30	18.79	146.63	14.05	160.67	18.35	0.45	2.35	40.63
South-West Companies(2)	8.00	5.92	0.78	9.46	6.99	0.70	8.44	0.58	49.11	0.60	14.65	127.65	10.12	194.30	16.68	0.14	0.90	11.11
Western Companies (Excl CA)(1)	4.99	4.99	0.21	3.59	2.39	0.31	5.41	0.98	51.63	0.83	NM	162.78	8.12	162.78	27.77	0.00	0.00	0.00
Thrift Strategy(129)	10.49	9.31	0.72	7.89	5.28	0.67	7.22	0.50	228.85	0.95	18.17	137.98	14.09	157.98	18.80	0.46	2.31	37.55
Mortgage Banker Strategy(4)	8.28	6.71	0.95	12.57	6.68	0.87	11.44	0.24	364.18	0.75	17.17	172.53	14.19	223.83	17.76	0.44	1.71	26.76
Real Estate Strategy(1)	7.65	7.65	0.62	7.83	6.70	0.55	7.03	1.77	29.04	0.62	14.93	114.69	8.77	114.69	16.64	0.30	2.96	44.12
Diversified Strategy(1)	6.24	6.19	1.03	15.37	6.96	1.04	15.55	0.11	813.92	1.34	14.37	221.32	13.82	223.09	14.20	0.32	0.52	7.49
Companies Issuing Dividends(120)	10.49	9.23	0.75	8.26	5.43	0.72	7.71	0.51	238.30	0.95	18.31	139.91	14.29	160.54	18.73	0.51	2.54	41.64
Companies Without Dividends(14)	9.27	8.87	0.50	6.68	4.66	0.38	4.92	0.34	238.37	0.88	14.47	136.57	11.93	158.09	18.22	0.00	0.00	0.00
Equity/Assets <6%(13)	5.23	4.92	0.50	9.40	5.93	0.45	8.12	0.39	203.13	0.74	13.53	153.58	8.14	171.56	16.89	0.34	1.75	21.79
Equity/Assets 6-12%(89)	8.58	7.68	0.78	9.39	5.95	0.70	8.50	0.55	211.09	0.90	16.68	144.89	12.45	163.87	17.20	0.51	2.35	36.45
Equity/Assets >12%(32)	17.12	14.91	0.69	4.14	3.52	0.71	4.27	0.39	312.51	1.12	24.15	120.05	20.62	145.97	24.05	0.36	2.31	46.08
Converted Last 3 Mths (no MHC)(4)	21.82	21.04	0.60	2.67	2.53	0.63	2.85	0.53	268.81	0.74	28.11	106.25	23.18	109.46	28.11	0.12	1.12	31.33
Actively Traded Companies(10)	9.28	8.25	0.91	9.74	6.17	0.91	9.67	0.26	298.28	0.83	17.21	152.71	14.06	182.46	17.22	0.78	3.10	46.40
Market Value Below $20 Million(6)	10.14	10.11	0.47	4.90	4.37	0.25	2.89	0.53	87.57	0.85	15.10	103.32	10.66	103.66	17.24	0.35	2.54	35.34
Holding Company Structure(129)	10.44	9.22	0.74	8.16	5.38	0.70	7.54	0.50	239.13	0.94	18.22	140.27	14.23	162.03	18.82	0.46	2.33	37.52
Assets Over $1 Billion(56)	9.62	7.65	0.87	10.21	5.97	0.77	8.69	0.41	248.70	0.89	17.79	154.91	14.57	193.25	18.98	0.48	2.24	33.42
Assets $500 Million-$1 Billion(39)	9.50	8.69	0.69	7.86	5.42	0.71	7.96	0.46	264.89	0.88	16.48	139.05	13.10	152.44	16.70	0.46	2.15	38.11
Assets $250-$500 Million(28)	12.63	12.22	0.68	6.50	5.24	0.69	6.52	0.62	218.74	0.89	20.80	121.54	14.97	125.69	20.69	0.42	2.41	41.68
Assets less than $250 Million(11)	11.36	11.15	0.26	2.51	2.42	0.17	1.66	0.86	149.66	1.52	17.59	111.24	12.50	114.85	18.42	0.39	2.64	41.36
Goodwill Companies(96)	9.86	8.22	0.77	8.67	5.52	0.73	7.93	0.44	253.39	0.95	18.11	142.63	13.86	172.39	18.55	0.50	2.35	37.64
Non-Goodwill Companies(38)	11.52	11.44	0.62	6.78	4.96	0.58	6.24	0.64	196.52	0.93	17.96	132.53	14.50	132.87	19.06	0.35	2.12	35.27
Acquirors of FSLIC Cases(4)	9.42	9.21	0.66	6.61	3.72	0.41	3.70	0.43	147.91	0.64	17.26	131.70	12.81	134.49	18.26	0.47	2.25	28.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and *is not shown on a pro forma basis*.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations.
The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 4, 2006

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(25)	16.78	16.25	0.63	3.93	2.05	0.61	3.95	0.23	331.03	0.65	31.89	189.54	31.62	195.47	32.56	0.32	1.77	19.74
BIF-Insured Thrifts(13)	12.04	11.07	0.60	5.13	2.56	0.69	6.08	0.24	275.63	0.78	28.40	176.07	23.20	198.79	27.31	0.33	1.87	35.17
AMEX Traded Companies(2)	15.24	15.24	1.01	6.48	3.93	1.01	6.48	0.33	215.18	0.86	25.47	161.10	24.55	161.10	25.47	0.30	2.22	56.60
NASDAQ Listed OTC Companies(36)	15.24	14.55	0.61	4.26	2.17	0.63	4.59	0.23	317.36	0.69	30.97	186.12	29.01	197.49	30.69	0.33	1.79	23.92
California Companies(1)	12.21	11.63	0.72	5.45	2.22	0.72	5.45	0.01	0.00	0.39	NM	242.33	29.59	254.43	NM	0.32	2.03	0.00
Mid-Atlantic Companies(20)	15.41	14.74	0.60	4.16	2.28	0.65	4.76	0.21	373.01	0.62	30.09	177.56	27.42	191.34	29.06	0.20	1.37	18.78
Mid-West Companies(6)	16.66	15.50	0.48	3.40	1.91	0.49	3.43	0.40	128.47	0.59	22.32	181.56	28.78	191.92	24.04	0.54	2.88	26.79
New England Companies(7)	12.71	12.18	0.63	5.00	2.34	0.67	5.28	0.12	430.23	0.83	34.90	164.34	25.36	170.91	35.96	0.30	1.64	44.00
South-East Companies(3)	17.79	17.49	0.88	4.85	1.90	0.75	4.35	0.37	213.78	1.22	NM	255.11	45.81	260.21	NM	0.80	2.92	0.00
Western Companies (Excl CA)(1)	14.02	14.02	0.89	6.13	2.92	0.81	5.55	0.00	0.00	0.63	34.24	205.43	28.80	205.43	37.84	0.22	1.53	52.38
Thrift Strategy(37)	15.33	14.67	0.60	4.15	2.20	0.62	4.46	0.24	314.17	0.69	29.98	185.43	28.41	196.48	29.86	0.31	1.78	25.74
Diversified Strategy(1)	12.05	11.10	1.24	10.58	2.67	1.28	10.92	0.22	304.53	0.82	37.39	0.00	46.31	0.00	36.25	1.00	2.79	0.00
Companies Issuing Dividends(27)	14.46	13.52	0.65	4.67	2.37	0.63	4.65	0.25	255.53	0.74	28.65	189.73	28.29	205.44	29.71	0.46	2.57	57.91
Companies Without Dividends(11)	17.10	17.05	0.54	3.50	1.86	0.67	4.60	0.19	443.41	0.57	34.82	175.65	30.30	176.14	31.40	0.00	0.00	0.00
Equity/Assets <6%(1)	4.91	4.60	0.05	1.00	0.60	0.13	2.56	0.03	948.06	0.58	NM	172.77	8.49	184.58	NM	0.50	4.31	0.00
Equity/Assets 6-12%(10)	9.74	9.03	0.54	5.31	2.94	0.53	5.32	0.29	256.62	0.77	29.02	185.15	18.14	202.28	30.08	0.47	2.29	41.36
Equity/Assets >12%(27)	17.76	17.08	0.67	4.07	2.00	0.70	4.46	0.22	305.01	0.67	31.86	186.04	33.81	194.64	30.48	0.26	1.52	17.93
Holding Company Structure(34)	15.03	14.32	0.59	4.18	2.23	0.62	4.51	0.25	318.84	0.72	29.98	184.47	27.82	196.16	29.86	0.31	1.79	24.22
Assets Over $1 Billion(8)	15.41	14.38	0.75	5.58	2.09	0.72	5.59	0.31	209.46	0.71	29.74	229.55	37.75	248.62	29.67	0.72	2.22	15.65
Assets $500 Million-$1 Billion(11)	14.10	13.96	0.58	4.12	2.03	0.59	4.25	0.11	491.32	0.53	35.51	196.54	27.70	200.00	36.71	0.22	1.67	33.24
Assets $250-$500 Million(18)	15.81	14.96	0.56	3.75	2.28	0.62	4.32	0.25	316.91	0.76	29.38	163.45	25.86	176.22	28.68	0.21	1.67	22.24
Assets less than $250 Million(1)	15.24	15.24	1.01	6.48	3.93	1.01	6.48	0.33	215.18	0.86	25.47	161.10	24.55	161.10	25.47	0.30	2.22	56.60
Goodwill Companies(18)	14.17	12.78	0.62	4.48	2.27	0.61	4.60	0.25	295.89	0.78	27.68	184.33	28.21	207.74	28.96	0.41	2.29	41.36
Non-Goodwill Companies(20)	16.26	16.26	0.62	4.16	2.16	0.67	4.68	0.21	328.41	0.61	32.34	186.41	29.54	186.41	31.07	0.25	1.34	17.93
MHC Institutions(38)	15.24	14.57	0.62	4.32	2.22	0.64	4.64	0.23	313.83	0.69	30.55	185.43	28.89	196.48	30.31	0.32	1.81	25.74
MHC Converted Last 3 Months(2)	28.76	28.73	0.80	2.82	1.54	0.80	2.82	0.00	0.00	0.42	NM	184.84	52.28	185.15	NM	0.00	0.00	0.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 4, 2006

	Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY	5.80	4.96	0.95	15.90	7.00	0.93	15.52	0.23	158.33	0.55	14.28	240.08	13.93	281.06	14.63	0.96	3.19	45.50
BFF	BFC Financial Corp. of FL	2.27	1.11	0.18	8.10	6.57	0.01	0.64	0.11	548.25	0.93	15.21	123.24	2.80	253.51	NM	0.00	0.00	0.00
BBX	BankAtlantic Bancorp of FL	8.14	6.82	0.46	5.79	3.48	0.50	6.26	0.13	496.43	0.93	28.73	165.45	13.46	197.48	26.57	0.15	1.07	30.61
DSL	Downey Financial Corp. of CA	7.39	7.37	1.14	16.22	10.51	0.92	12.97	0.22	114.44	0.32	9.52	144.43	10.67	144.77	11.90	0.40	0.60	5.69
FED	FirstFed Financial Corp. of CA	6.20	6.18	1.14	20.05	11.92	1.13	19.82	0.07	NA	1.09	8.39	151.61	9.40	152.16	8.49	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc. of MI	5.20	5.20	0.53	10.35	8.33	0.25	4.84	1.00	26.18	0.32	12.01	120.76	6.28	120.76	25.67	0.60	4.03	48.39
GLK	Great Lakes Bancorp, Inc of NY(8)	0.00	0.00	NM	NM	0.00	NM	NM	NA	NA	NA	NM	NM	0.00	NM	NM	0.00	0.00	NM
NDE	IndyMac Bancorp, Inc. of CA	7.59	7.26	1.55	21.39	11.10	-0.37	-5.06	0.43	55.61	0.38	9.01	167.90	12.75	175.72	NM	1.92	4.35	39.18
NYB	New York Community Bcrp of NY*	12.25	4.64	1.05	8.21	5.56	1.13	8.84	0.10	297.02	0.44	17.99	145.25	17.80	NM	16.70	1.00	6.11	NM
NAL	NewAlliance Bancshares of CT*	18.69	11.54	0.70	3.48	3.03	0.73	3.65	0.13	413.81	1.02	32.98	117.09	21.89	189.57	31.51	0.24	1.69	55.81
PFB	PFF Bancorp, Inc. of Pomona CA	8.37	8.34	1.32	15.51	5.74	1.31	15.30	0.23	376.61	0.94	17.42	255.54	21.40	256.54	17.66	0.68	1.73	30.22
PFS	Provident Fin. Serv. Inc of NJ*	17.94	10.66	0.93	5.26	4.78	0.93	5.26	0.10	523.45	0.86	20.91	111.99	20.09	188.52	20.91	0.40	2.17	45.45
SOV	Sovereign Bancorp, Inc. of PA	9.07	4.59	1.01	11.10	6.73	0.96	10.55	0.36	179.90	0.87	14.86	163.80	14.85	323.30	15.63	0.32	1.53	22.70
AMEX Traded Companies																			
CNY	Carver Bancorp, Inc. of NY	7.37	7.37	0.59	7.93	8.38	0.61	8.25	0.42	145.68	0.81	11.93	92.17	6.79	92.17	11.47	0.32	1.79	21.33
FDT	Federal Trust Corp of FL	6.07	6.07	0.63	10.22	4.42	0.59	9.57	0.53	117.27	0.72	22.64	219.83	13.34	219.83	24.18	0.20	1.88	42.55
GOV	Gouverneur Bcp MHC of NY(42.6)	15.24	15.24	1.01	6.48	3.93	1.01	6.48	0.33	215.18	0.86	25.47	161.10	24.55	161.10	25.47	0.30	2.22	56.60
TSH	Teche Hlding Cp of N Iberia LA	8.91	8.34	0.85	9.47	5.39	0.86	9.65	0.64	107.05	0.95	18.56	173.56	15.46	185.29	18.21	1.12	2.32	43.08
WSB	Washington SB, FSB of Bowie MD	12.51	12.51	1.14	10.22	9.69	0.83	7.47	NA	NA	2.12	10.32	101.64	12.71	101.64	14.12	0.00	0.00	0.00
WFD	Westfield Finl MHC of MA(43.0)(8)*	13.98	13.98	0.74	5.10	2.25	0.74	5.10	0.25	266.59	1.37	NM	231.30	32.34	231.30	NM	0.60	2.11	NM
NASDAQ Listed OTC Companies																			
ABBC	Abington Com Bcp MHC PA (45.0)	12.35	12.35	0.80	5.80	2.96	0.80	5.80	0.05	370.00	0.25	33.84	206.23	25.47	206.23	33.84	0.24	1.61	54.55
ALLB	Alliance Bank MHC of PA (20.0)*	8.60	8.60	0.30	3.42	1.42	0.34	3.82	0.49	140.28	1.18	NM	245.85	21.13	245.85	NM	0.36	1.50	NM
ASBI	Ameriana Bancorp of IN	8.03	7.83	0.34	4.06	3.53	0.34	3.98	1.07	61.55	1.33	28.30	120.04	9.64	123.03	28.91	0.64	4.81	NM
ABNJ	American Bancorp of NJ	25.19	25.19	0.47	2.59	1.41	0.47	2.59	NA	NA	0.52	NM	133.59	33.66	133.59	NM	0.16	1.32	NM
ABCW	Anchor BanCorp Wisconsin of WI	7.51	7.04	1.06	17.63	6.71	1.01	16.85	0.37	99.04	0.43	14.90	206.88	15.54	220.54	15.58	0.68	2.24	33.33
ACFC	Atl Cst Fed Cp of GA MHC(39.9)	12.21	11.82	0.68	5.12	2.08	0.70	5.26	0.42	139.22	0.75	NM	253.38	30.93	261.65	NM	0.40	2.37	NM
BCSB	BCSB Bankcorp MHC of MD (36.4)	4.91	4.60	0.05	1.00	0.60	0.13	2.56	0.03	948.06	0.58	NM	172.77	8.49	184.58	NM	0.50	4.31	NM
BKMU	Bank Mutual Corp of WI	14.66	13.06	0.69	4.43	3.27	0.64	4.10	0.19	181.51	0.60	30.60	143.33	21.01	160.84	33.08	0.28	2.29	70.00
BFIN	BankFinancial Corp. of IL	20.28	19.13	0.77	4.43	2.99	0.77	4.43	0.20	360.47	0.92	33.45	125.26	25.40	132.76	33.45	0.24	1.41	47.06
BKUNA	BankUnited Fin. Corp. of FL	5.48	5.26	0.65	12.71	6.55	0.59	11.63	0.09	268.58	0.30	15.27	159.26	8.73	165.89	16.68	0.02	0.07	1.00
BFBC	Benjamin Frkln Bncrp Inc of MA*	12.18	8.02	0.59	4.73	4.57	0.58	4.66	0.04	NA	0.92	21.86	102.87	12.53	156.31	22.21	0.12	0.86	18.75
BHLB	Berkshire Hills Bancorp of MA*	11.56	6.94	0.91	7.66	6.28	0.87	7.28	0.04	NA	0.87	15.92	121.08	13.99	201.50	16.76	0.56	1.61	25.57
BRBI	Blue River Bancshares of IN	8.30	6.66	0.75	9.60	6.78	0.74	9.39	1.48	52.13	0.92	14.74	135.33	11.24	168.66	15.07	0.06	0.88	13.04
BOFI	Bofi Holding, Inc. Of CA	9.20	9.20	0.51	5.23	5.38	0.41	4.16	NA	NA	0.28	18.59	93.79	8.63	93.79	23.39	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA	5.84	5.84	0.56	10.84	9.67	0.56	10.73	0.01	NA	0.66	10.34	102.63	5.99	102.63	10.45	0.20	1.90	19.61
BRKL	Brookline Bancorp, Inc. of MA*	24.83	22.65	0.96	3.59	2.67	0.93	3.49	0.07	NA	1.38	37.46	136.56	33.90	149.66	38.56	0.34	2.59	NM
BFSB	Brooklyn Fed MHC of NY (30.0)	20.75	20.75	1.15	5.36	2.57	1.15	5.36	0.05	755.79	0.54	38.87	202.52	42.02	202.52	38.87	0.00	0.00	0.00
CITZ	CFS Bancorp, Inc of Munster IN	10.43	10.33	0.53	4.72	3.87	0.56	5.05	2.07	51.07	1.39	25.83	128.92	13.44	130.15	24.16	0.48	3.20	NM
CFFN	Capitol Fd Fn MHC of KS (29.7)	10.44	10.44	0.66	6.45	2.20	0.66	6.45	0.13	44.09	0.08	NM	293.89	30.68	293.89	NM	2.00	5.86	NM
CEBK	Central Bncrp of Somerville MA*	7.16	6.75	0.49	6.78	5.11	0.45	6.17	0.22	310.49	0.93	19.56	131.83	9.44	139.78	21.50	0.72	2.22	43.37
CFBK	Central Federal Corp. of OH	13.40	13.40	-1.62	-13.18	-7.94	-1.64	-13.39	0.41	214.91	1.17	NM	126.78	16.99	126.78	NM	0.36	4.40	NM
CHFN	Charter Fincl MHC of GA (19.1)	22.04	21.53	1.23	5.22	1.86	0.79	3.38	0.42	133.54	1.55	NM	294.84	64.99	301.90	NM	1.80	4.92	NM
CHEV	Cheviot Fin Cp MHC of OH(45.0)	25.20	25.20	0.69	2.59	1.68	0.69	2.59	0.08	339.50	0.35	NM	159.25	40.14	159.25	NM	0.28	2.36	NM
CBNK	Chicopee Bancorp, Inc. of MA	23.16	23.16	0.41	1.78	1.72	0.40	1.71	0.20	349.68	0.86	NM	103.35	23.94	103.35	NM	0.00	0.00	0.00
CTZN	Citizens First Bancorp of MI	9.99	9.24	0.57	5.41	4.58	0.62	5.95	1.19	68.35	0.92	21.83	115.66	11.56	125.09	19.86	0.36	1.49	32.43
CSBC	Citizens South Banking of NC	11.80	7.33	0.71	5.95	4.79	0.72	6.05	0.40	185.06	1.06	20.89	124.41	14.68	200.31	20.55	0.30	2.35	49.18
CSBK	Clifton Svg Bp MHC of NJ(44.0)	23.67	23.67	0.42	1.79	1.10	0.46	1.93	NA	NA	0.31	NM	164.65	38.97	164.65	NM	0.20	1.83	NM
CFCP	Coastal Fin. Corp. of SC	6.10	6.10	1.18	18.78	6.71	1.16	18.57	0.26	286.77	1.13	14.90	269.35	16.42	269.35	15.07	0.20	1.46	21.74
COBK	Colonial Bank MHC of NJ (46.0)	10.36	10.36	0.54	5.51	3.04	0.53	5.37	0.05	780.00	0.70	32.95	163.07	16.90	163.07	33.82	0.00	0.00	0.00
CCBI	Commercial Capital Bcrp of CA(8)	13.39	5.95	1.08	8.26	6.17	1.13	8.68	0.14	373.88	0.64	16.21	124.53	16.68	280.25	15.43	0.30	1.89	30.61
CFFC	Community Fin. Corp. of VA	8.32	8.32	1.04	12.83	8.66	1.04	12.83	0.14	503.57	0.81	11.55	140.22	11.67	140.22	11.55	0.52	2.24	25.87
DCOM	Dime Community Bancshars of NY*	9.39	7.60	1.12	12.26	6.89	1.08	11.76	0.01	NA	0.60	14.52	176.66	16.58	218.29	15.14	0.56	3.98	57.73
ESBF	ESB Financial Corp. of PA	6.54	4.12	0.50	7.05	6.00	0.60	8.56	0.19	132.53	0.85	16.67	124.02	8.11	197.13	13.73	0.40	3.43	57.14
ESBK	Elmira Svgs Bank, FSB of NY*	6.86	6.77	0.86	12.40	7.78	0.95	13.69	0.19	323.71	0.90	12.85	157.15	10.78	159.36	11.65	0.76	2.79	35.85
FFDF	FFD Financial Corp of Dover OH	11.59	11.59	0.88	7.58	7.16	0.65	5.55	NA	NA	0.48	13.97	103.37	11.98	103.37	19.09	0.48	3.07	42.86
FMCO	FMS Fin Corp. of Burlington NJ	6.07	5.95	0.49	8.02	5.66	0.47	7.76	0.31	134.46	1.13	17.66	140.09	8.51	142.92	18.26	0.12	0.74	13.04
FFCO	FedFirst Fin MHC of PA (45.0)	16.69	16.30	-0.02	-0.16	-0.10	0.23	1.63	0.17	179.04	0.46	NM	146.50	24.45	150.00	NM	0.00	0.00	NM
FSBI	Fidelity Bancorp, Inc. of PA	5.73	5.34	0.56	9.28	7.49	0.51	8.50	NA	NA	0.62	13.36	124.86	7.15	133.86	14.57	0.56	3.18	42.42
FFFL	Fidelity Bankshares, Inc of FL(8)	6.95	6.47	0.81	11.60	3.36	0.81	11.51	NA	NA	0.51	29.77	334.48	23.25	359.45	30.00	0.32	0.82	24.43

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 4, 2006

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
	Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
FBTC	First BancTrust Corp of IL	9.49	9.12	0.47	4.47	4.14	0.37	3.49	0.61	160.12	1.61	24.16	109.52	10.39	113.96	30.97	0.24	1.99	48.00
FBEI	First Bancorp of Indiana of IN	9.92	9.26	0.54	5.26	5.21	0.70	6.80	0.16	192.00	0.45	19.20	103.20	10.23	110.52	14.85	0.60	3.16	60.61
FBSI	First Bancshares, Inc. of MO	11.29	11.14	-0.11	-0.98	-1.02	-0.05	-0.46	NA	NA	1.49	NM	96.18	10.86	97.48	NM	0.16	0.96	NM
FCAP	First Capital, Inc. of IN	9.50	8.19	0.84	8.79	7.42	0.80	8.45	0.71	70.70	0.68	13.47	118.14	11.22	136.93	14.01	0.62	3.51	47.33
FCLF	First Clover Leaf Fin Cp of IL	29.20	26.07	1.08	3.71	3.47	1.08	3.71	0.31	97.05	0.37	28.82	106.83	31.20	119.67	28.82	0.24	2.19	63.16
FCFL	First Community Bk Corp of FL	8.89	8.77	1.02	11.49	4.05	0.98	11.06	0.06	NA	1.15	24.69	249.38	22.17	252.84	25.64	0.00	0.00	0.00
FDEF	First Defiance Fin. Corp of OH	10.19	7.62	1.02	9.83	7.89	0.93	8.98	0.51	183.03	1.15	12.67	122.14	12.44	163.26	13.86	0.96	3.63	45.93
FFSW	First Fed Banc of SW Inc of NM	9.31	8.27	0.97	10.69	8.08	0.90	9.92	NA	NA	0.88	12.38	120.65	11.23	135.77	13.33	0.28	1.79	22.22
FFNM	First Fed of N. Michigan of MI	12.46	10.98	0.33	2.54	3.30	0.39	3.05	1.11	44.66	0.72	30.33	79.20	9.87	89.83	25.28	0.20	2.20	66.67
FFBH	First Fed. Bancshares of AR	8.94	8.94	0.96	10.55	7.23	0.95	10.49	1.70	15.12	0.32	13.83	143.36	12.82	143.36	13.92	0.56	2.48	34.36
FFBI	First Federal Bancshares of IL	6.03	5.59	0.23	3.49	3.44	0.19	2.82	NA	NA	0.52	29.03	105.94	6.39	114.29	36.00	0.48	2.67	NM
FFSX	First Federal Bankshares of IA	11.15	8.13	0.56	4.84	4.55	0.48	4.15	1.39	66.45	1.18	21.97	107.62	12.00	147.66	25.59	0.40	1.84	40.40
FFCH	First Fin. Holdings Inc. of SC	6.66	5.80	1.08	16.09	7.11	1.04	15.40	0.26	207.88	0.70	14.06	221.52	14.76	254.33	14.70	0.96	2.94	41.38
FFHS	First Franklin Corp. of OH	8.25	8.25	0.44	5.17	4.42	0.57	6.68	1.54	28.66	0.53	22.64	114.96	9.48	114.96	17.51	0.36	2.12	48.00
FKFS	First Keystone Fin., Inc of PA	5.15	5.15	0.15	2.82	2.35	0.11	2.02	0.67	82.66	0.90	NM	123.24	6.35	123.24	NM	0.00	0.00	0.00
FMSB	First Mutual Bncshrs Inc of WA*	5.78	5.78	0.99	16.79	7.47	0.88	14.95	0.05	NA	1.06	13.39	223.54	12.91	223.54	15.04	0.45	1.68	22.50
FNFG	First Niagara Fin. Group of NY*	17.04	7.60	1.18	6.91	5.76	1.18	6.91	0.27	335.44	1.30	17.35	118.57	20.21	265.77	17.35	0.48	3.25	56.47
FNFI	First Niles Fin., Inc. of OH	15.81	15.81	0.88	5.39	4.82	0.67	4.11	0.83	90.28	1.49	20.75	115.97	18.34	115.97	27.23	0.64	4.90	NM
FPTB	First PacTrust Bancorp of CA	9.65	9.65	0.63	6.18	3.80	0.63	6.12	NA	NA	0.64	26.29	160.31	15.47	160.31	26.53	0.62	2.14	56.36
FPFC	First Place Fin. Corp. of OH	10.01	6.62	0.86	8.94	5.92	0.79	8.27	0.75	101.15	0.89	16.89	124.73	12.48	188.42	18.27	0.56	2.51	42.42
FBNW	FirstBank NW Corp. of WA(8)	9.35	7.13	1.03	11.28	5.01	0.89	9.68	0.14	679.87	1.26	19.97	215.46	20.15	282.45	23.27	0.40	1.42	28.37
FFIC	Flushing Fin. Corp. of NY*	7.88	7.26	0.96	12.72	6.39	0.96	12.72	0.08	328.91	0.34	15.66	173.12	13.64	188.00	15.66	0.44	2.58	40.37
FBTX	Franklin Bank Corp of TX*	6.70	3.57	0.59	8.23	5.91	0.50	6.96	0.58	49.11	0.32	16.91	134.66	9.02	252.84	20.02	0.00	0.00	0.00
GSLA	GS Financial Corp. of LA	14.75	14.75	0.59	4.07	4.84	0.67	4.58	0.81	397.84	6.35	20.68	84.17	12.41	84.17	18.41	0.40	2.39	49.38
PEDE	Great Pee Dee Bancorp of SC	12.31	11.97	0.68	5.32	5.16	0.68	5.32	0.36	234.16	1.07	19.37	102.79	12.65	105.66	19.37	0.64	4.24	NM
GAFC	Greater Atlant. Fin Corp of VA(8)	3.83	3.52	-1.55	-35.59	NM	-2.04	-46.92	0.45	86.45	0.63	NM	122.33	4.68	132.88	NM	0.00	0.00	NM
GCBC	Green Co Bcrp MHC of NY (44.2)*	10.92	10.92	0.75	6.72	3.86	0.77	6.85	0.24	178.10	0.69	25.93	172.84	18.87	172.84	25.45	0.46	3.29	NM
HFFC	HF Financial Corp. of SD	6.04	5.51	0.48	7.89	6.39	0.66	10.93	0.51	113.34	0.77	15.65	120.99	7.31	132.76	11.30	0.41	2.40	37.61
HMNF	HMN Financial, Inc. of MN	9.27	8.88	1.15	12.66	7.25	1.03	11.35	0.35	264.94	1.32	13.79	168.38	15.61	175.87	15.38	1.00	2.78	38.31
HARB	Harbor Florida Bancshrs of FL(8)	10.67	10.55	1.58	14.86	4.59	1.53	14.35	0.09	713.66	0.81	21.77	309.74	33.05	313.25	22.55	1.10	2.49	54.19
HARL	Harleysville Svgs Fin Cp of PA	6.19	6.19	0.60	9.65	7.25	0.60	9.57	NA	NA	0.51	13.79	132.40	8.20	132.40	13.91	0.64	3.87	53.33
HWFG	Harrington West Fncl Grp of CA	5.50	4.91	0.73	13.98	9.17	0.74	14.26	0.13	382.59	0.78	10.90	142.79	7.85	159.82	10.69	0.50	3.06	33.33
HBOS	Heritage Fn Gp MHC of GA(30.0)	19.11	19.11	0.74	4.22	1.77	0.77	4.39	0.27	368.59	1.36	NM	217.09	41.50	217.09	NM	0.20	1.47	NM
HIFS	Hingham Inst. for Sav. of MA*	7.56	7.56	0.88	11.35	6.88	0.88	11.35	0.03	NA	0.67	14.54	159.67	12.07	159.67	14.54	0.80	2.12	30.77
HCFC	Home City Fin. Corp. of OH	9.03	8.87	0.56	6.38	6.52	0.70	8.02	0.93	99.43	1.11	15.35	95.27	8.61	97.00	12.20	0.44	2.84	43.56
HOME	Home Fed Bncp MHC of ID (39.8)	14.02	14.02	0.89	6.13	2.92	0.81	5.55	NA	NA	0.63	34.24	205.43	28.80	205.43	37.84	0.22	1.53	52.38
HFBC	HopFed Bancorp, Inc. of KY	7.67	6.90	0.71	8.76	7.32	0.64	7.95	0.17	369.46	0.88	13.66	119.49	9.16	132.76	15.05	0.48	2.95	40.34
HCBK	Hudson City Bancorp, Inc of NJ*	15.96	15.96	1.05	5.70	4.03	1.05	5.70	0.07	130.44	0.16	24.81	147.43	23.53	147.43	24.81	0.30	2.33	57.69
IFSB	Independence FSB of DC	8.43	8.43	-0.54	-5.71	-6.32	-1.32	-13.99	0.36	73.01	0.53	NM	99.35	8.37	99.35	NM	0.00	0.00	NM
ISBC	Investors Bcrp MHC of NJ(45.7)*	16.35	16.35	0.28	2.16	0.96	0.53	3.99	0.08	146.93	0.21	NM	176.07	28.79	176.07	NM	0.00	0.00	0.00
JXSB	Jcksnville Bcp MHC of IL(47.2)	7.69	6.58	0.44	5.49	4.48	0.40	5.10	0.49	149.21	1.29	22.32	125.00	9.62	146.20	24.04	0.30	2.40	53.57
JFBI	Jefferson Bancshares Inc of TN	22.78	22.78	0.76	3.00	2.66	0.80	3.17	0.07	982.51	0.85	37.57	118.15	26.91	118.15	35.54	0.24	1.83	68.57
KFED	K-Fed Bancorp MHC of CA (38.5)	12.21	11.63	0.72	5.45	2.22	0.72	5.45	0.01	NA	0.39	NM	242.33	29.59	254.43	NM	0.32	2.03	NM
KNBT	KNBT Bancorp, Inc. of PA	11.99	7.55	0.73	5.70	4.63	0.83	6.48	0.28	188.89	1.08	21.62	129.77	15.56	206.01	19.01	0.32	2.03	43.84
KFFB	KY Fst Fed Bp MHC of KY (45.0)	24.63	18.79	0.70	2.89	2.22	0.73	3.02	0.58	47.76	0.48	NM	131.82	32.47	172.77	NM	0.40	4.04	NM
KRNY	Kearny Fin Cp MHC of NJ (30.0)	24.74	20.63	0.77	3.17	1.53	0.49	2.02	0.07	376.60	0.78	NM	208.09	51.48	249.57	NM	0.20	1.39	NM
LSBX	LSB Corp of No. Andover MA*	10.25	10.25	0.66	6.09	4.67	0.92	8.59	0.01	NA	1.69	21.41	135.77	13.92	135.77	15.18	0.56	3.35	71.79
LSBI	LSB Fin. Corp. of Lafayette IN*	9.12	9.12	0.90	10.15	8.21	0.85	9.64	2.87	25.53	0.84	12.18	120.74	11.01	120.74	12.83	0.68	2.56	31.19
LSBK	Lake Shore Bnp MHC of NY(47.0)	14.75	14.75	0.65	4.38	3.45	0.66	4.50	0.30	101.81	0.58	29.00	126.88	18.72	126.88	28.19	0.00	0.00	0.00
LARL	Laurel Capital Group Inc of PA(8)	8.85	7.87	0.64	7.18	3.57	0.64	7.11	0.21	298.95	0.92	28.00	200.43	17.74	225.44	28.28	0.80	2.86	NM
LEGC	Legacy Bancorp, Inc. of MA*	18.20	17.82	-0.27	-1.83	-1.29	0.44	3.02	0.06	939.58	0.81	NM	108.97	19.84	111.31	NM	0.12	0.77	NM
LBCP	Liberty Bancorp, Inc. of MO	16.57	16.57	0.62	3.75	3.65	0.62	3.75	1.48	46.82	0.95	27.41	102.84	17.04	102.84	27.41	0.23	2.27	62.16
LNCB	Lincoln Bancorp of IN	11.48	8.37	0.12	1.02	1.06	0.23	1.88	0.44	154.23	0.96	NM	96.97	11.13	133.06	NM	0.56	3.12	NM
MAFB	MAF Bancorp, Inc. of IL	9.07	5.49	0.98	10.49	7.74	0.91	9.83	0.35	103.05	0.50	12.92	130.53	11.84	215.47	13.79	1.00	2.44	31.55
MFBC	MFB Corp. of Mishawaka IN	7.62	6.87	0.46	6.31	5.94	0.48	6.63	NA	NA	2.14	26.82	105.18	8.01	116.60	16.02	0.54	1.78	30.00
MGYR	Magyar Bancorp MHC of NJ(46.0)*	12.04	12.04	0.31	3.48	1.86	0.96	10.60	0.11	827.14	1.13	NM	142.14	17.12	142.14	17.66	0.00	0.00	0.00
MASB	MassBank Corp. of Reading MA*	11.88	11.76	0.81	6.98	5.19	0.76	6.53	0.01	959.23	0.60	19.28	138.15	16.42	139.63	20.61	1.08	3.30	63.53
MTXC	Matrix Bancorp, Inc. of CO	4.99	4.99	0.21	3.59	2.39	0.31	5.41	0.98	51.63	0.83	NM	162.78	8.12	162.78	27.77	0.00	0.00	0.00
MFLR	Mayflower Co-Op. Bank of MA*	7.57	7.54	0.60	7.71	5.46	0.62	8.04	NA	NA	1.21	18.30	140.96	10.67	141.43	17.54	0.40	3.17	57.97
CASH	Meta Financial Group of IA	5.64	5.18	-0.13	-2.28	-1.72	-0.12	-2.16	0.90	89.26	1.63	NM	135.39	7.63	147.30	NM	0.52	2.30	NM
MFSF	MutualFirst Fin. Inc. of IN	9.01	7.59	0.64	6.89	6.49	0.64	6.84	0.94	88.95	0.98	15.40	106.24	9.57	126.05	15.51	0.56	2.65	40.88
NASB	NASB Fin. Inc. of Grandview MO	9.80	9.61	1.49	15.44	7.92	0.73	7.60	0.88	54.29	0.55	12.62	188.81	18.50	192.54	25.62	0.90	2.64	33.33
NECB	NE Comm Bncrp MHC of NY (45.0)	32.22	32.22	0.82	2.56	1.61	0.82	2.56	NA	NA	0.60	NM	159.09	51.26	159.09	NM	0.00	0.00	0.00
NHTB	NH Thrift Bancshares of NH	7.37	5.46	0.86	11.67	7.88	0.82	11.13	0.08	766.35	0.81	12.69	148.11	10.91	199.76	13.31	0.52	3.15	40.00
NVSL	Naug Vlly Fin MHC of CT (45.0)	13.54	13.48	0.57	3.87	2.32	0.57	3.87	0.11	482.59	0.73	NM	168.78	22.85	169.55	NM	0.20	1.79	NM
NTBK	NetBank, Inc. of Alpharetta GA	8.60	6.71	-0.19	-2.32	-3.82	-1.41	-16.92	1.86	33.98	0.89	NM	63.13	5.43	80.99	NM	0.08	1.53	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 4, 2006

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
				Reported Earnings			Core Earnings												
	Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
NEBS	New England Bnchrs Inc. of CT	22.03	21.35	0.50	2.26	1.95	0.50	2.26	0.23	272.67	1.09	NM	115.82	25.52	119.53	NM	0.12	0.98	50.00
NMIL	Newmil Bancorp, Inc. of CT(8)*	6.08	5.15	1.00	16.04	5.19	1.04	16.73	0.23	242.09	0.95	19.28	313.28	19.04	369.93	18.48	0.88	2.19	42.31
NFSB	Newport Bancorp, Inc. of RI	18.36	18.36	0.27	1.45	1.29	0.41	2.21	0.12	581.68	0.77	NM	111.99	20.56	111.99	NM	0.00	0.00	0.00
FFFD	North Central Bancshares of IA	8.55	7.55	1.11	12.51	9.45	1.11	12.51	0.42	159.88	0.77	10.58	134.99	11.54	152.79	10.58	1.32	3.28	34.74
NWSB	Northwest Bcrp MHC of PA(40.0)*	9.03	6.49	0.89	9.79	4.53	0.85	9.36	0.66	79.09	0.84	22.09	213.98	19.33	297.77	23.09	0.72	2.83	62.61
OSHC	Ocean Shr Hldg MHC of NJ(45.7)	10.99	10.99	0.54	4.89	2.60	0.54	4.89	0.05	609.03	0.46	38.44	185.39	20.37	185.39	38.44	0.00	0.00	0.00
OCFC	OceanFirst Fin. Corp of NJ	6.38	6.32	0.94	13.85	7.08	0.56	8.24	0.09	566.24	0.59	14.12	198.62	12.67	200.46	23.75	0.80	3.70	52.29
ONFC	Oneida Fincl MHC of NY (44.0)*	12.46	7.88	0.87	7.10	4.13	0.82	6.68	0.03	NA	0.85	24.20	169.71	21.14	268.29	25.74	0.46	3.80	NM
PSBH	PSB Hldgs Inc MHC of CT (46.3)*	11.62	9.68	0.60	4.27	3.08	0.55	3.89	0.02	NA	0.80	32.42	144.40	16.78	173.42	35.67	0.24	2.24	72.73
PVFC	PVF Capital Corp. of Solon OH	7.65	7.65	0.62	7.83	6.70	0.55	7.03	1.77	29.04	0.62	14.93	114.69	8.77	114.69	16.64	0.30	2.96	44.12
PPBI	Pacific Premier Bncrp of CA	7.76	7.76	1.20	15.96	13.89	1.07	14.21	0.23	193.78	0.49	7.20	105.98	8.23	105.98	8.09	0.00	0.00	0.00
PBCI	Pamrapo Bancorp, Inc. of NJ	9.26	9.26	1.14	12.61	7.59	1.13	12.44	0.19	221.49	0.60	13.18	162.77	15.07	162.77	13.36	0.92	4.72	62.16
PFED	Park Bancorp of Chicago IL	12.45	12.45	0.17	1.41	1.16	0.13	1.08	1.68	35.55	0.90	NM	123.49	15.37	123.49	NM	0.72	2.20	NM
PVSA	Parkvale Financial Corp of PA	6.60	4.87	0.72	11.33	7.98	0.69	10.89	0.28	290.25	1.21	12.54	136.14	8.99	184.47	13.04	0.80	2.72	34.04
PRTR	Partners Trust Fin. Grp. of NY*	12.81	6.05	0.84	6.06	6.69	0.89	6.40	0.18	530.43	1.58	14.96	98.24	12.59	208.24	14.16	0.28	2.64	39.44
PBHC	Pathfinder BC MHC of NY (35.7)*	6.87	5.49	0.18	2.56	1.82	0.24	3.48	0.76	73.16	0.88	NM	142.86	9.81	178.73	NM	0.41	3.39	NM
PFSB	PennFed Fin. Services of NJ	5.35	5.35	0.61	10.77	5.88	0.63	11.08	0.12	220.73	0.35	17.00	184.36	9.87	184.36	16.52	0.28	1.58	26.92
PFDC	Peoples Bancorp of Auburn IN	12.95	12.42	0.75	5.69	5.91	0.80	6.10	0.43	91.68	0.53	16.92	97.78	12.66	101.94	15.79	0.76	4.01	67.86
PBCT	Peoples Bank MHC of CT (42.1)*	12.05	11.10	1.24	10.58	2.67	1.28	10.92	0.22	304.53	0.82	37.39	NM	46.31	NM	36.25	1.00	2.79	NM
PCBI	Peoples Community Bcrp. of OH	8.17	5.79	0.26	3.13	3.31	0.35	4.26	1.63	80.94	1.59	30.19	89.52	7.31	126.33	22.16	0.60	3.43	NM
PFSL	Pocahontas Bancorp, Inc. of AR(8)	7.02	5.19	0.40	5.70	4.03	0.30	4.19	0.38	92.31	0.63	24.81	143.19	10.06	193.89	33.79	0.32	2.02	50.00
PROV	Provident Fin. Holdings of CA	8.39	8.39	1.28	15.75	9.80	0.98	12.10	0.10	681.34	0.75	10.20	154.00	12.93	154.00	13.27	0.60	2.00	20.41
PBNY	Provident NY Bncrp, Inc. of NY	14.11	7.93	0.78	5.16	3.50	0.80	5.26	0.15	474.56	1.40	28.60	151.05	21.31	268.69	28.02	0.20	1.46	41.67
PBIP	Prudential Bncp MHC PA (45.0)*	20.01	20.01	0.85	4.18	2.33	0.88	4.31	0.07	187.88	0.27	NM	180.87	36.19	180.87	NM	0.16	1.20	51.61
PULB	Pulaski Fin Cp of St. Louis MO	7.94	7.45	1.04	15.88	5.01	1.23	18.71	1.07	76.25	0.92	19.96	230.04	18.27	245.18	16.94	0.34	2.03	40.48
RPFG	Ranier Pacific Fin Group of WA*	9.27	9.26	0.31	3.09	2.18	0.29	2.86	0.02	NA	1.38	NM	142.38	13.20	142.60	NM	0.24	1.31	60.00
RIVR	River Valley Bancorp of IN	7.18	7.17	0.63	8.61	6.65	0.57	7.84	1.21	60.96	1.02	15.04	128.47	9.22	128.65	16.52	0.78	4.22	63.41
RVSB	Riverview Bancorp, Inc. of WA	11.78	8.45	1.39	11.62	6.97	1.40	11.69	0.05	NA	1.14	14.34	161.41	19.02	225.00	14.26	0.76	2.91	41.76
RCKB	Rockville Fin MHC of CT (45.0)*	13.64	13.55	0.44	3.33	1.60	0.67	5.07	0.14	543.54	0.93	NM	183.91	25.08	185.09	NM	0.00	0.00	0.00
ROMA	Roma Fin Corp MHC of NJ (30.0)	25.31	25.23	0.78	3.09	1.47	0.78	3.09	NA	NA	0.24	NM	210.59	53.29	211.21	NM	0.00	0.00	0.00
ROME	Rome Bancorp, Inc. of Rome NY*	27.12	27.12	1.11	3.78	3.07	1.11	3.78	0.39	161.55	0.76	32.54	137.93	37.41	137.93	32.54	0.30	2.36	NM
SIFI	SI Fin Gp Inc MHC of CT (40.0)*	10.90	10.80	0.46	3.96	2.43	0.46	3.96	0.02	NA	0.73	NM	164.20	17.89	165.67	NM	0.16	1.44	59.26
SVBI	Severn Bancorp, Inc. of MD	8.75	8.72	1.89	22.16	8.59	1.83	21.50	0.12	750.43	0.98	11.64	234.98	20.57	235.83	11.99	0.24	1.23	14.29
SSFC	South Street Fin. Corp. of NC	10.06	10.06	0.69	6.32	6.05	0.70	6.44	NA	NA	0.37	16.53	104.48	10.51	104.48	16.23	0.40	4.40	72.73
SUPR	Superior Bancorp of AL*	6.92	6.14	0.27	3.68	1.70	0.17	2.32	0.39	215.54	1.12	NM	214.37	14.83	241.68	NM	0.00	0.00	0.00
SYNF	Synergy Financial Group of NJ	9.45	9.38	0.46	4.60	2.44	0.46	4.60	0.04	NA	0.79	NM	192.08	18.16	193.47	NM	0.24	1.50	61.54
THRD	TF Fin. Corp. of Newtown PA	9.33	8.65	0.86	9.15	7.09	0.86	9.05	0.34	119.74	0.54	14.10	128.02	11.94	138.11	14.24	0.76	2.71	38.19
TONE	TierOne Corp. of Lincoln NE	9.95	8.40	1.14	11.96	6.07	1.10	11.61	0.79	121.62	1.08	16.49	184.68	18.37	218.80	16.98	0.28	0.83	13.73
TSBK	Timberland Bancorp, Inc. of WA	14.16	12.86	1.42	10.31	5.71	1.37	10.01	0.39	191.58	1.02	17.51	174.11	24.66	191.70	18.03	0.72	1.99	34.78
TRST	TrustCo Bank Corp NY of NY	7.21	7.19	1.86	23.84	6.56	1.83	23.51	0.12	NA	2.73	15.24	NM	27.66	NM	15.45	0.64	5.83	NM
UCBA	United Comm Bncp MHC IN (45.0)	17.05	17.05	-0.12	-0.91	-0.47	-0.02	-0.18	0.39	142.87	0.88	NM	143.36	24.45	143.36	NM	0.28	2.65	NM
UCFC	United Community Fin. of OH	10.21	8.88	0.95	9.12	6.46	0.89	8.54	1.32	46.77	0.71	15.49	138.53	14.15	159.37	16.55	0.36	2.98	46.15
UBNK	United Fin Grp MHC of MA(46.6)	14.49	14.45	0.48	4.00	1.95	0.48	4.00	0.18	390.27	0.98	NM	160.40	23.24	160.80	NM	0.20	1.56	NM
WSFS	WSFS Financial Corp. of DE*	6.24	6.19	1.03	15.37	6.96	1.04	15.55	0.11	813.92	1.34	14.37	221.32	13.82	223.09	14.20	0.32	0.52	7.49
WVFC	WVS Financial Corp. of PA	6.47	6.47	0.67	10.08	7.62	0.67	10.08	NA	NA	1.76	13.12	131.41	8.51	131.41	13.12	0.64	3.90	51.20
WFSL	Washington Federal, Inc. of WA	13.85	13.21	1.70	11.86	7.16	1.70	11.86	0.08	342.63	0.36	13.97	162.99	22.57	170.82	13.97	0.82	3.60	50.31
WAUW	Wauwatosa Hlds MHC of WI(31.7)	14.96	14.96	0.49	3.91	1.37	0.44	3.57	0.73	47.38	0.44	NM	236.04	35.32	236.04	NM	0.00	0.00	0.00
WAYN	Wayne Savings Bancshares of OH	8.80	8.17	0.41	4.44	3.23	0.49	5.34	0.23	159.91	0.63	30.92	143.33	12.61	154.28	25.68	0.48	3.17	NM
WGBC	Willow Grove Bancorp Inc of PA	12.59	6.04	0.77	6.38	4.44	0.87	7.19	0.77	115.81	1.30	22.51	115.54	14.55	240.98	19.95	0.48	3.05	68.57

EXHIBIT IV-2

Historical Stock Price Indices

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
1998:	Quarter 1	8799.8	1101.8	1,835.7	869.3	456.1
	Quarter 2	8952.0	1133.8	1,894.7	833.5	457.7
	Quarter 3	7842.6	1017.0	1,693.8	651.3	363.5
	Quarter 4	9181.4	1229.2	2,192.7	705.9	439.6
1999:	Quarter 1	9786.2	1286.4	2,461.4	707.6	448.4
	Quarter 2	10970.8	1372.7	2,686.1	695.6	479.3
	Quarter 3	10337.0	1282.7	2,746.2	609.1	409.9
	Quarter 4	11497.1	1469.3	4,069.3	562.4	416.7
2000:	Quarter 1	10921.9	1498.6	4,572.8	545.6	421.2
	Quarter 2	10447.9	1454.6	3,966.1	567.8	387.4
	Quarter 3	10650.9	1436.5	3,672.8	718.3	464.6
	Quarter 4	10786.9	1320.3	2,470.5	874.3	479.4
2001:	Quarter 1	9878.8	1160.3	1,840.3	885.2	459.2
	Quarter 2	10502.4	1224.4	2,160.5	964.5	493.7
	Quarter 3	8847.6	1040.9	1,498.8	953.9	436.6
	Quarter 4	10021.5	1148.1	1,950.4	918.2	473.7
2002:	Quarter 1	10403.9	1147.4	1,845.4	1006.7	498.3
	Quarter 2	9243.3	989.8	1,463.2	1121.4	468.9
	Quarter 3	7591.9	815.3	1,172.1	984.3	396.8
	Quarter 4	8341.6	879.8	1,335.5	1073.2	419.1
2003:	Quarter 1	7992.1	848.2	1,341.2	1096.2	401.0
	Quarter 2	8985.4	974.5	1,622.8	1266.6	476.1
	Quarter 3	9275.1	996.0	1,786.9	1330.9	490.9
	Quarter 4	10453.9	1112.0	2,003.4	1482.3	548.6
2004:	Quarter 1	10357.7	1126.2	1,994.2	1585.3	562.2
	Quarter 2	10435.5	1140.8	2,047.8	1437.8	546.6
	Quarter 3	10080.3	1114.6	1,896.8	1495.1	556.0
	Quarter 4	10783.0	1211.9	2,175.4	1605.6	595.1
2005:	Quarter 1	10503.8	1180.6	1,999.2	1516.6	551.0
	Quarter 2	10275.0	1191.3	2,057.0	1577.1	563.3
	Quarter 3	10568.7	1228.8	2,151.7	1527.2	546.3
	Quarter 4	10717.5	1248.3	2,205.3	1616.4	582.8
2006:	Quarter 1	11109.3	1294.8	2,339.8	1661.1	595.5
	Quarter 2	11150.2	1270.2	2,172.1	1717.9	601.1
	As of Aug. 4, 2006	11240.4	1279.4	2,085.1	1720.1	628.5

(1) End of period data.
Sources: SNL Securities and Wall Street Journal.

EXHIBIT IV-3

Historical Thrift Stock Indices



Bank and Thrift Industry Vital Statistics

SNL Price Change Index Values

	Bank Index Values			Thrift Index Values		
	Value	Price Change (%)		Value	Price Change (%)	
Index	07/31/06	One Month	One Year	07/31/06	One Month	One Year
All Publicly Traded	622.0313	3.48	10.39	1,704.0881	-0.80	4.53
Stock Exchange Indices						
AMEX	652.5656	1.25	-4.01	691.3785	0.61	10.15
NYSE	551.1658	3.85	12.35	1,071.5901	-1.49	4.22
NASDAQ	861.3595	1.41	0.43	2,090.0878	0.49	5.21
Geographic Indices						
Mid-Atlantic	544.2571	2.53	13.34	3,742.5252	-0.72	1.04
Midwestern	626.2061	2.60	-0.68	3,455.1896	-1.34	-0.29
New England	371.4448	1.75	11.80	1,898.2527	3.76	5.49
Southeastern	663.5036	4.47	11.81	1,554.6932	2.24	0.71
Southwestern	901.7859	3.74	11.37	1,460.7567	-1.11	21.63
Western	988.1781	5.19	11.45	1,633.9858	-1.59	7.15
Asset Size Indices						
Less than $500M	878.4068	-0.31	3.56	1,214.0111	-1.42	1.94
$500M to $1B	856.8329	-0.01	7.93	1,963.8734	1.41	7.94
$1B to $5B	1,021.4433	1.40	4.02	2,553.9134	1.28	3.38
$5B to $10B	981.7340	-1.02	-2.64	938.4628	-1.04	-2.69
More than $10B	564.1791	3.80	11.33	596.4320	-1.20	5.66
Comparative Indices						
Dow Jones Industrials	11,185.68	0.32	5.12	11,185.68	0.32	5.12
S&P 500	1,276.66	0.51	3.44	1,276.66	0.51	3.44
All Publicly Traded	601.1375	-0.36	6.72	1,717.9163	0.98	8.93
Stock Exchange Indices						
AMEX	644.4983	3.63	-1.07	687.2004	8.98	13.77
NYSE	530.7356	-0.57	7.26	1,087.8026	0.86	9.48
NASDAQ	849.4090	0.73	3.95	2,079.8002	1.15	8.00
Geographic Indices						
Mid-Atlantic	530.8526	-0.96	8.44	3,769.6829	-0.20	4.95
Midwestern	610.3435	-0.45	1.37	3,502.1069	3.29	3.55
New England	365.0633	-1.73	12.33	1,829.4240	0.86	5.30
Southeastern	635.0920	0.04	6.19	1,520.6703	1.27	0.22
Southwestern	869.3077	2.30	9.91	1,477.1637	2.86	23.44
Western	939.4098	0.44	7.61	1,660.3229	1.20	13.04
Asset Size Indices						

Industry Vital Statistic
- SNL Banking Indexe
- The Nation's Larges
- The Nation's Larges Thrifts
- Start-Up (de novo) I Over Time
- Bank Stock Perform
- Thrift Stock Perforn
- Biggest Bank Price (
- Biggest Thrift Price Gainers
- The Nation's Most Profitable Banks
- The Nation's Most Profitable Thrifts
- Banking Compensat
- Pinks Overview
- Top Pink Rankings

Mergers & Acquisitions
- Top Bank and Thrift Since 1995

Less than $500M	881.1548	-0.70	8.64	1,231.5475	-0.07	5.99
$500M to $1B	856.9517	0.28	12.27	1,936.6494	2.61	10.40
$1B to $5B	1,007.2930	3.58	9.29	2,521.5764	2.56	5.45
$5B to $10B	991.8645	1.47	2.88	948.3397	2.60	0.74
More than $10B	543.5264	-0.63	6.65	603.6511	0.45	10.72
Comparative Indices						
Dow Jones Industrials	11,150.22	0.50	8.52	11,150.22	0.50	8.52
S&P 500	1,270.20	0.82	6.62	1,270.20	0.82	6.62

All SNL Indices are market-value weighted; i.e. an institution's effect on an index is proportional to that institution's marketcapitalization.
All SNL bank indices began at 100.0 on June 30, 1987 and all SNL thrift indices began on March 30, 1984.
Mid-Atlantic : DE, DC, MD, NJ, NY, PA, PR
Midwest : IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI
New England : CT, ME, MA, NH, RI, VT
Southeast : AL, AR, FL, GA, MS, NC, SC, TN, VA, WV
Southwest : CO, LA, NM, OK, TX, UT
West : AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY
This page is updated monthly.

Source: SNL Financial

Real-time updated and historical index values can be found in SNL Interactive.

For more information on SNL indexes, custom consulting projects, or ordering a *Performance Graph* email the Bank and Thrift Research Department, or call us at (434) 951-7750.

EXHIBIT IV-4

Market Area Acquisition Activity

Exhibit IV-4
Pennsylvania Thrift Acquisitions Announced Since 2004

Announce Date	Complete Date	Buyer Short Name		Target Name			Total Assets ($000)	Equity/ Assets (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Value ($M)	Price/ Share ($)	Consid	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Premium/ CoreDeps (%)
							Financials at Announcement						Pricing at Announcement							
04/13/2006	NA	Allegheny Valley Bancorp Inc.	PA	RSV Bancorp, Inc.	PA	Thrift	77,741	12.81	0.93	7.27	0.32	168.29	16.6	29.000	Cash	159.96	159.96	31.52	21.29	14.03
06/06/2005	11/10/2005	Beneficial Savings Bank, MHC	PA	Northwood Savings Bank	PA	Thrift	9,251	10.32	1.76	17.32	0.00	NA	NA	NA		NA	NA	NA	NA	NA
08/12/2004	02/11/2005	ESB Financial Corp.	PA	PHSB Financial Corp.	PA	Thrift	323,003	14.06	0.91	6.70	NA	NA	82.6	27.000	Mixed	172.52	172.52	25.71	25.58	19.96
04/27/2006	NA	First Commonwealth Financial	PA	Laurel Capital Group, Inc.	PA	Thrift	309,506	9.02	0.62	6.85	0.22	299.10	57.6	28.250	Mixed	201.50	227.46	27.43	18.61	14.80
12/08/2004	05/19/2005	KNBT Bancorp Inc.	PA	Northeast Pennsylvania Financial Corp.	PA	Thrift	836,011	6.99	0.59	8.62	0.86	122.96	98.7	23.000	Mixed	156.46	190.24	18.25	11.80	16.21
09/06/2005	01/26/2006	National Penn Bancshares Inc.	PA	Nittany Financial Corp.	PA	Thrift	326,517	7.23	1.20	16.01	NA	NA	97.8	41.750	Mixed	373.86	404.17	26.15	29.95	52.62
03/08/2004	01/21/2005	Sovereign Bancorp Inc.	PA	Waypoint Financial Corp.	PA	Thrift	5,329,902	7.55	0.77	9.95	0.18	326.57	995.7	28.100	Mixed	232.23	244.77	22.30	18.68	28.89
						Average:	1,030,276	9.71	0.97	10.39	0.32	229.23	224.8			216.09	233.19	25.06	20.99	24.42
						Median:	323,003	9.02	0.91	8.62	0.22	233.70	90.2			187.01	208.85	25.43	19.99	18.09

Source: SNL Financial.

EXHIBIT IV-5

Alliance Bank
Director and Senior Management Summary Resumes

Exhibit IV-5
Alliance Bank
Director and Senior Management Summary Resumes

Name	Age	Position with the Alliance Bancorp and Principal Occupation During the Past Five Years	Director of Alliance Bank Since	Year Term Expires
James S. Carr	58	Director. Sole proprietor of James S. Carr, A.I.A. and Associates, an architectural and land planning company, and partner in the firm of Carr and Lang Architects, located in Boca Raton, Florida. From 1994 to 1995, Mr. Carr was a senior partner in the national architectural firm The Martin Organization.	1996	2007
Dennis D. Cirucci	55	Director. Chief Executive Officer of Alliance Bank since April 2005 and President of Alliance Bank since April 2003. Mr. Cirucci served as the Chief Operating Officer of Alliance Bank between April 1997 and April 2005 and Executive Vice President of Alliance Bank between April 1997 and April 2003. Prior thereto, Mr. Cirucci was Chief Financial Officer and served Alliance Bank in various positions. Previously, Mr. Cirucci was employed as a certified public accountant with the accounting firm of Deloitte & Touche LLP., until 1983.	1995	2008
J. William Cotter, Jr.	62	Director. Managing Officer of T.A. Title Insurance Co., Media, Pennsylvania, since 1979. T.A. Title Insurance Co. provides title services in the Commonwealth of Pennsylvania and five other states.	1986	2009
Timothy E. Flatley	46	Director. President, Owner and Founder of Sterling Investment Advisors, Ltd. since 2000.	2005	2008
William E. Hecht	58	Chairman of the Board of Alliance Bank since April 2000. Mr. Hecht served as the Chief Executive Officer of Alliance Bank between January 1990 and April 2005 and President of Alliance Bank between January 1, 1990 and April 2003. Prior thereto, Mr. Hecht was a Senior Vice President and served Alliance Bank in various positions beginning in 1972.	1988	2009
Peter J. Meier	51	Director. Executive Vice President of Alliance Bank since April 2003 and Chief Financial Officer of Alliance Bank since April 1997. Mr. Meier also served in various positions with Alliance Bank since 1995. Prior to joining Alliance Bank, Mr. Meier was employed by other financial institutions and also worked at Deloitte & Touche LLP in public accounting specializing in financial institutions. Mr. Meier is a CPA licensed to practice in the Commonwealth of Pennsylvania.	2005	2008
John A. Raggi	62	Director. Vice President of Sales, Alcom Printing Group, Broomall, Pennsylvania, since 1962.	1992	2009

G. Bradley Rainer	58	Director. Principal in the law firm of Eckell, Sparks, Levy, Auerbach, Monte, Rainer & Sloane, P.C., Media, Pennsylvania since 1993. Mr. Rainer practices primarily in the business and estate planning areas. Mr. Rainer is also an adjunct professor at Temple University School of Law, where he teaches Transactional Practice, a seminar course integrating business law, trusts and estates law and professional responsibility.	2003	2007
Philip K. Stonier	66	Director. Self-employed as an Individual Practitioner Business Consultant and Tax Preparer since June 2000. Prior thereto, Mr. Stonier was a Treasurer, Financial Vice President and Chief Operating Officer for A&L Handles, Inc., Pottstown, Pennsylvania since 1981. A&L Handles, Inc. develops and manufactures caps and handles for tools. Prior to 1981, Mr. Stonier served as a partner in a small accounting firm. Mr. Stonier is a CPA licensed to practice in the Commonwealth of Pennsylvania.	2002	2008
R. Cheston Woolard	53	Director. Managing partner of Woolard, Krajnik, Masciangelo, LLP, a certified public accounting firm with offices in Montgomery and Chester Counties, Pennsylvania. Mr. Woolard is a member of the American and Pennsylvania Institutes of Certified Public Accountants and the Affordable Housing Association of Certified Public Accountants.	2004	2007

Executive Officer Who Is Not Also a Director

Name	Age	Principal Occupation During the Past Five Years
Suzanne J. Ricci	37	Chief Technology Officer and Senior Vice President of Alliance Bank since April 2004. Ms. Ricci served as Vice President of Alliance Bank and served Alliance Bank in various positions beginning in 1990.

EXHIBIT IV-6

Alliance Bank
Pro Forma Regulatory Capital Ratios

	Actual, As of June 30, 2006		Pro Forma at June 30, 2006							
			Minimum		Midpoint		Maximum		Maximum As Adjusted	
	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets
	(Dollars in Thousands)									
Capital and Retained Earnings Under Generally Accepted Accounting Principles	$33,383	8.53%	$40,959	10.24%	$42,380	10.55%	$43,799	10.86%	$45,433	11.22%
Tier 1 Capital (Leverage)	$34,879	8.95%	$42,455	10.66%	$43,876	10.98%	$45,295	11.29%	$46,929	11.64%
Requirement	15,588	4.00%	15,927	4.00%	15,990	4.00%	16,053	4.00%	16,126	4.00%
Excess	$19,291	4.95%	$26,528	6.66%	$27,885	6.98%	$29,242	7.29%	$30,803	7.64%
Tier 1 Risk-Based	$34,879	14.67%	$42,455	17.74%	$43,876	18.30%	$45,295	18.87%	$46,929	19.52%
Tier 1 Risk-Based Requirement	9,508	4.00%	9,575	4.00%	9,588	4.00%	9,601	4.00%	9,615	4.00%
Excess	$25,371	10.67%	$32,880	13.74%	$34,288	14.30%	$35,695	14.87%	$37,314	15.52%
Total Risk-Based	$36,545	15.38%	$44,121	18.43%	$45,542	19.00%	$46,961	19.57%	$48,595	20.22%
Risk-Based Requirement	19,015	8.00%	19,151	8.00%	19,176	8.00%	19,201	8.00%	19,230	8.00%
Excess	$17,530	7.38%	$24,971	10.43%	$26,366	11.00%	$27,760	11.57%	$29,365	12.22%

EXHIBIT IV-7

Alliance Bank
Pro Forma Analysis Sheet – Fully-Converted Basis

EXHIBIT IV-7
PRO FORMA ANALYSIS SHEET
Alliance Bank
Prices as of August 4, 2006

Valuation Midpoint Pricing Multipli		Symbol	Subject at Midpoint	Peer Group Mean	Peer Group Median	Pennslvania Companies Mean	Pennslvania Companies Median	All Public Mean	All Public Median
Price-earnings multiple	=	P/E	38.25 x	25.92x	26.12x	15.34x	14.10x	19.40x	17.00x
Price-core earnings multiple	=	P/CE	33.75 x	25.26x	26.12x	15.24x	14.24x	20.03x	17.66x
Price-book ratio	=	P/B	84.82%	93.03	92.78	130.92	128.9	149.82	141.67
Price-tangible book ratio	=	P/TB	84.82%	96.26	92.78	181.09	161.29	168.43	160.84
Price-assets ratio	=	P/A	18.78%	22.2	21.89	10.42	8.75	17.42	14.55

Valuation Parameters

				Adjusted	
Pre-Conversion Earnings (Y)	$1,149,000	(12 Mths 6/06)	ESOP Stock (% of Offering + Foundation) (E)	5.33%	
Pre-Conversion Core Earnings (Y	$1,445,000	(12 Mths 6/06)	Cost of ESOP Borrowings (S)	0.00%	
Pre-Conversion Book Value (B)	$41,264,000	(2)	ESOP Amortization (T)	15.00	Years
Pre-Conv. Tang. Book Value (B)	$41,264,000	(2)	Stock Program (% of Offering + Foundation (M)	5.00%	
Pre-Conversion Assets (A)	$393,666,000		Stock Programs Vesting (N)	7.00	Years
Reinvestment Rate (R)	5.21%		Fixed Expenses	$0	
Tax rate (TAX)	34.00%		Variable Expenses	2.00%	
After Tax Reinvest. Rate (R)	3.44%		Percentage Sold (PCT)	80.0151%	
Est. Conversion Expenses (1)(X)	3.00%		MHC Assets	$100,000	
Insider Purchases	$1,000,000		Options as % of Offering (O1)	8.55%	
Price/Share	$10.00		Estimated Option Value (O2)	44.50%	
Foundation Cash Contribution (F(	0.00%		Option Vesting Period (O3)	5.00	years
Foundation Stock Contribution (F:	0.00%	Shares	% of Options taxable (O4)	25.00%	
Foundation Tax Benefit (FT)	$0				

Calculation of Pro Forma Value After Conversion

1. V= P/E * (Y) / 1 - P/E * PCT * ((1-X-E-M-FS)*R - (1-TAX)*(E/T) - (1-TAX)*(M/N)-(1-TAX*O4)*(O1*O2/O3))) — V= $85,000,000

2. V= P/Core E * (YC) / 1 - P/Core E * PCT * ((1-X-E-M-FS)*R - (1-TAX)*(E/T) - (1-TAX)*(M/N)-(1-TAX*O4)*(O1*O2/O3))) — V= $85,000,000

3. V= P/B * (B+FT) / 1 - P/B * PCT * (1-X-E-M-FC-FS) — V= $85,000,000

4. V= P/TB * (B+FT) / 1 - P/TB * PCT * (1-X-E-M-FC-FS) — V= $85,000,000

5. V= P/A * (A+FT) / 1 - P/A * PCT * (1-X-E-M-FC-FS) — V= $85,000,000

Shares

Conclusion	2nd Step Offering Shares	2nd Step Exchange Shares	Full Conversion Shares	Plus: Foundation Shares	Total Market Capitalization Shares	Exchange Ratio
Supermaximum	8,994,694	2,246,556	11,241,250	0	11,241,250	3.26649
Maximum	7,821,473	1,953,527	9,775,000	0	9,775,000	2.84043
Midpoint	6,801,281	1,698,719	8,500,000	0	8,500,000	2.46994
Minimum	5,781,089	1,443,911	7,225,000	0	7,225,000	2.09945

Market Value

Conclusion	2nd Step Offering Value	2nd Step Exchange Shares Value	Full Conversion $ Value	Foundation Value	Total Market Capitalization $ Value
Supermaximum	$89,946,940	$22,465,560	$112,412,500	$0	$112,412,500
Maximum	$78,214,730	$19,535,270	$97,750,000	0	$97,750,000
Midpoint	$68,012,810	$16,987,190	$85,000,000	0	$85,000,000
Minimum	$57,810,890	$14,439,110	$72,250,000	0	$72,250,000

(1) Estimated offering expenses pursuant to a second step conversion.

EXHIBIT IV-8

Alliance Bank
Pro Forma Effect of Conversion Proceeds – Fully-Converted Basis

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Alliance Bank
At the Minimum of the Range

1.	Fully Converted Value and Exchange Ratio	
	Fully Converted Value	$72,250,000
	Exchange Ratio	2.09945
	2nd Step Offering Proceeds	$57,810,890
	Less: Estimated Offering Expenses	1,734,327
	2nd Step Net Conversion Proceeds (Including Foundation)	$56,076,563
2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$56,076,563
	Less: Cash Contribution to Foundation	(0)
	Less: Stock Contribution to Foundation	0
	Less: ESOP Stock Purchases (1)	(3,081,487)
	Less: RRP Stock Purchases (2)	(2,890,000)
	Net Proceeds to be Reinvested	$50,105,076
	Estimated after-tax net incremental rate of return	3.44%
	Earnings Increase	$1,722,913
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(3)	(135,585)
	Less: Stock Programs Vesting (3)	(272,486)
	Less: Option Plan Vesting (4)	(402,451)
	Net Earnings Increase	$912,391

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2006 (reported)	$1,149,000	$912,391	$2,061,391
12 Months ended June 30, 2006 (core)	$1,445,000	$912,391	$2,357,391

4. Pro Forma Net Worth	Before Conversion	Net Addition to Equity	Tax Benefit of Foundation	After Conversion
June 30, 2006	$41,264,000	$50,105,076	$0	$91,369,076
June 30, 2006 (Tangible)	$41,264,000	$50,105,076	$0	$91,369,076

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2006	$393,666,000	$50,105,076	$0	$443,771,076

(1) Includes ESOP purchases of 5.33% of the second step offering.
(2) Includes RRP purchases of 5% of the second step offering.
(3) ESOP amortized over 15 years, RRP amortized over 7 years, tax effected at: 34.00%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Alliance Bank
At the Midpoint of the Range

1.	Fully Converted Value and Exchange Ratio	
	Fully Converted Value	$85,000,000
	Exchange Ratio	2.46994
	2nd Step Offering Proceeds	$68,012,810
	Less: Estimated Offering Expenses	2,040,384
	2nd Step Net Conversion Proceeds (Including Foundation)	$65,972,426
2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$65,972,426
	Less: Cash Contribution to Foundation	(0)
	Less: Stock Contribution to Foundation	0
	Less: ESOP Stock Purchases (1)	(3,625,279)
	Less: RRP Stock Purchases (2)	(3,400,000)
	Net Proceeds to be Reinvested	$58,947,147
	Estimated after-tax net incremental rate of return	3.44%
	Earnings Increase	$2,026,957
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(3)	(159,512)
	Less: Stock Programs Vesting (3)	(320,571)
	Less: Option Plan Vesting (4)	(473,472)
	Net Earnings Increase	$1,073,401

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2006 (reported)	$1,149,000	$1,073,401	$2,222,401
12 Months ended June 30, 2006 (core)	$1,445,000	$1,073,401	$2,518,401

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2006	$41,264,000	$58,947,147	$0	$100,211,147
June 30, 2006 (Tangible)	$41,264,000	$58,947,147	$0	$100,211,147

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2006	$393,666,000	$58,947,147	$0	$452,613,147

(1) Includes ESOP purchases of 5.33% of the second step offering.
(2) Includes RRP purchases of 5% of the second step offering.
(3) ESOP amortized over 15 years, RRP amortized over 7 years, tax effected at: 34.00%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Alliance Bank
At the Maximum of the Range

1.	Fully Converted Value and Exchange Ratio	
	Fully Converted Value	$97,750,000
	Exchange Ratio	2.84043
	2nd Step Offering Proceeds	$78,214,730
	Less: Estimated Offering Expenses	2,346,442
	2nd Step Net Conversion Proceeds (Including Foundation)	$75,868,288
2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$75,868,288
	Less: Cash Contribution to Foundation	(0)
	Less: Stock Contribution to Foundation	0
	Less: ESOP Stock Purchases (1)	(4,169,071)
	Less: RRP Stock Purchases (2)	(3,910,000)
	Net Proceeds to be Reinvested	$67,789,217
	Estimated after-tax net incremental rate of return	3.44%
	Earnings Increase	$2,331,000
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(3)	(183,439)
	Less: Stock Programs Vesting (3)	(368,657)
	Less: Option Plan Vesting (4)	(544,493)
	Net Earnings Increase	$1,234,411

3.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended June 30, 2006 (reported)	$1,149,000	$1,234,411	$2,383,411
	12 Months ended June 30, 2006 (core)	$1,445,000	$1,234,411	$2,679,411

4.	Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
	June 30, 2006	$41,264,000	$67,789,217	$0	$109,053,217
	June 30, 2006 (Tangible)	$41,264,000	$67,789,217	$0	$109,053,217

5.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
	June 30, 2006	$393,666,000	$67,789,217	$0	$461,455,217

(1) Includes ESOP purchases of 5.33% of the second step offering.
(2) Includes RRP purchases of 5% of the second step offering.
(3) ESOP amortized over 15 years, RRP amortized over 7 years, tax effected at: 34.00%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Alliance Bank
At the Supermaximum Value

1.	Fully Converted Value and Exchange Ratio	
	Fully Converted Value	$112,412,500
	Exchange Ratio	3.26649
	2nd Step Offering Proceeds	$89,946,940
	Less: Estimated Offering Expenses	2,698,408
	2nd Step Net Conversion Proceeds (Including Foundation)	$87,248,532

2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$87,248,532
	Less: Cash Contribution to Foundation	(0)
	Less: Stock Contribution to Foundation	0
	Less: ESOP Stock Purchases (1)	(4,794,431)
	Less: RRP Stock Purchases (2)	(4,496,500)
	Net Proceeds to be Reinvested	$77,957,600
	Estimated after-tax net incremental rate of return	3.44%
	Earnings Increase	$2,680,650
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(3)	(210,955)
	Less: Stock Programs Vesting (3)	(423,956)
	Less: Option Plan Vesting (4)	(626,167)
	Net Earnings Increase	$1,419,573

3.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended June 30, 2006 (reported)	$1,149,000	$1,419,573	$2,568,573
	12 Months ended June 30, 2006 (core)	$1,445,000	$1,419,573	$2,864,573

4.	Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
	June 30, 2006	$41,264,000	$77,957,600	$0	$119,221,600
	June 30, 2006 (Tangible)	$41,264,000	$77,957,600	$0	$119,221,600

5.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
	June 30, 2006	$393,666,000	$77,957,600	$0	$471,623,600

(1) Includes ESOP purchases of 5.33% of the second step offering.
(2) Includes RRP purchases of 5% of the second step offering.
(3) ESOP amortized over 15 years, RRP amortized over 7 years, tax effected at: 34.00%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

EXHIBIT IV-9

Peer Group Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended June 30, 2006

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
ABBC	Abington Com Bcp MHC PA (45.0)	6,673	71	-24	0	6,720	15,293	0.44
BFSB	Brooklyn Fed MHC of NY (30.0)	4,158	-50	17	0	4,125	13,225	0.31
CSBK	Clifton Svg Bp MHC of NJ(44.0)(1)	3,667	105	-36	0	3,736	29,854	0.13
COBK	Colonial Bank MHC of NJ (46.0)(1)	1,777	-59	20	0	1,738	4,522	0.38
FFCO	FedFirst Fin MHC of PA (45.0)(1)	-90	1,136	-386	0	660	6,613	0.10
GOV	Gouverneur Bcp MHC of NY(42.6)(1)	1,223	-29	10	0	1,204	2,292	0.53
GCBC	Green Co Bcrp MHC of NY (44.2)	2,242	66	-22	0	2,286	4,145	0.55
OSHC	Ocean Shr Hldg MHC of NJ(45.7)	2,944	0	0	0	2,944	8,763	0.34
ONFC	Oneida Fincl MHC of NY (44.0)	3,835	-364	124	0	3,595	7,633	0.47
PBHC	Pathfinder BC MHC of NY (35.7)(1)	553	284	-97	0	740	2,463	0.30
PBIP	Prudential Bncp MHC PA (45.0)(1)	3,841	38	-13	0	3,866	12,236	0.32

(1) Financial information is for the quarter ending March 31, 2006.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT IV-10

Alliance Bank
Pro Forma Analysis Sheet – Minority Stock Offering

EXHIBIT IV-10
PRO FORMA ANALYSIS SHEET
Alliance Bank
Prices as of August 4, 2006

Valuation Midpoint Pricing Multip		Symbol	Subject at Midpoint	Peer Group Mean	Peer Group Median	Pennslvania Companies Mean	Pennslvania Companies Median	All Public Mean	All Public Median
Price-earnings multiple	=	P/E	53.31 x	31.36x	32.95x	15.34x	14.10x	19.40x	17.00x
Price-core earnings multiple	=	P/CE	44.96 x	31.66x	33.82x	15.24x	14.24x	20.03x	17.66x
Price-book ratio	=	P/B	167.41%	172.34	169.71	130.92	128.9	149.82	141.67
Price-tangible book ratio	=	P/TB	167.41%	184.88	178.73	181.09	161.29	168.43	160.84
Price-assets ratio	=	P/A	20.79%	25.34	24.45	10.42	8.75	17.42	14.55

Valuation Parameters

				Adjusted	
Pre-Conversion Earnings (Y)	$1,439,000	(12 Mths 6/06)	ESOP Stock (% of Offering + Foundation) (E)	5.00%	
Pre-Conversion Core Earnings (Y	$1,735,000	(12 Mths 6/06)	Cost of ESOP Borrowings (S)	0.00%	
Pre-Conversion Book Value (B)	$33,383,000	(2)	ESOP Amortization (T)	15.00	Years
Pre-Conv. Tang. Book Value (B)	$33,383,000	(2)	Stock Program (% of Offering + Foundation (M)	7.835277%	
Pre-Conversion Assets (A)	$391,504,000		Stock Programs Vesting (N)	7.00	Years
Reinvestment Rate (R)	5.21%		Percentage Sold (PCT)	25.0151%	
Tax rate (TAX)	34.00%		MHC Assets	$0	
After Tax Reinvest. Rate (R)	3.44%		Options as % of Offering (O1)	13.78%	
Est. Conversion Expenses (1)(X)	5.38%		Estimated Option Value (O2)	44.50%	
Price/Share	$10.00		Option Vesting Period (O3)	5.00	years
Foundation Cash Contribution (F	0.00%		% of Options taxable (O4)	25.00%	
Foundation Stock Contribution (F	0.00%	Shares			
Foundation Tax Benefit (FT)	$0				

Calculation of Pro Forma Value After Conversion

1. $V = \dfrac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-FS)*R - (1-TAX)*(E/T) - (1-TAX)*(M/N)-(1-TAX*O4)*(O1*O2/O3)))}$ V= $85,000,000

2. $V = \dfrac{P/Core\ E * (YC)}{1 - P/Core\ E * PCT * ((1-X-E-M-FS)*R - (1-TAX)*(E/T) - (1-TAX)*(M/N)-(1-TAX*O4)*(O1*O2/O3)))}$ V= $85,000,000

3. $V = \dfrac{P/B * (B+FT)}{1 - P/B * PCT * (1-X-E-M-FC-FS)}$ V= $85,000,000

4. $V = \dfrac{P/TB * (B+FT)}{1 - P/TB * PCT * (1-X-E-M-FC-FS)}$ V= $85,000,000

5. $V = \dfrac{P/A * (A+FT)}{1 - P/A * PCT * (1-X-E-M-FC-FS)}$ V= $85,000,000

Shares

Conclusion	Offering Shares	Exchange Shares: Existing Public Shares	Exchange Shares: Pro Forma MHC Shares	Full Conversion Shares	Pro Forma Ownership: Public	Pro Forma Ownership: MHC	Exchange Ratio
Supermaximum	2,812,006	2,246,556	6,182,688	11,241,250	45.0000%	55.0000%	3.26649
Maximum	2,445,223	1,953,527	5,376,250	9,775,000	45.0000%	55.0000%	2.84043
Midpoint	2,126,281	1,698,719	4,675,000	8,500,000	45.0000%	55.0000%	2.46994
Minimum	1,807,339	1,443,911	3,973,750	7,225,000	45.0000%	55.0000%	2.09945

Market Value

Conclusion	Offering Value	Value of Exchage Shares: Existing Public Shares	Value of Exchage Shares: Pro Forma MHC Shares	Full Conversion $ Value
Supermaximum	$28,120,060	$22,465,560	$61,826,880	$112,412,500
Maximum	$24,452,230	$19,535,270	$53,762,500	$97,750,000
Midpoint	$21,262,810	$16,987,190	$46,750,000	$85,000,000
Minimum	$18,073,390	$14,439,110	$39,737,500	$72,250,000

(1) Estimated offering expenses at midpoint of the offering.

EXHIBIT IV-11

Alliance Bank
Pro Forma Effect of Conversion Proceeds – Minority Stock Offering

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Alliance Bank
At the Minimum of the Range

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$72,250,000
Exchange Ratio	2.09945
2nd Step Offering Proceeds	$18,073,390
Less: Estimated Offering Expenses	1,113,901
2nd Step Net Conversion Proceeds	$16,959,489

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$16,959,489
Less: Cash Contribution to Foundation	0
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(903,328)
Less: RRP Stock Purchases (2)	(1,416,100)
Net Proceeds to be Reinvested	$14,640,061
Estimated after-tax net incremental rate of return	3.44%
Earnings Increase	$503,413
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(39,746)
Less: Stock Programs Vesting (3)	(133,518)
Less: Option Plan Vesting (4)	(202,881)
Net Earnings Increase	$127,268

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2006 (reported)	$1,439,000	$127,268	$1,566,268
12 Months ended June 30, 2006 (core)	$1,735,000	$127,268	$1,862,268

4. Pro Forma Net Worth	Before Conversion	Net Addition to Equity	Tax Benefit of Foundation	After Conversion
June 30, 2006	$33,383,000	$14,640,061	$0	$48,023,061
June 30, 2006 (Tangible)	$33,383,000	$14,640,061	$0	$48,023,061

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2006	$391,504,000	$14,640,061	$0	$406,144,061

(1) Includes ESOP purchases of 5% of the secondary offering.
(2) Includes RRP purchases of 7.84% of the total shares issued in the secondary offering.
(3) ESOP amortized over 15 years, RRP amortized over 7 years, tax effected at: 34.00%
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Alliance Bank
At the Midpoint of the Range

1. Fully Converted Value and Exchange Ratio	
Fully Converted Value	$85,000,000
Exchange Ratio	2.46994
2nd Step Offering Proceeds	$21,262,810
Less: Estimated Offering Expenses	1,144,201
2nd Step Net Conversion Proceeds	$20,118,609
2. Estimated Additional Income from Conversion Proceeds	
Net Conversion Proceeds	$20,118,609
Less: Cash Contribution to Foundation	0
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(1,062,739)
Less: RRP Stock Purchases (2)	(1,666,000)
Net Proceeds to be Reinvested	$17,389,870
Estimated after-tax net incremental rate of return	3.44%
Earnings Increase	$597,968
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(46,761)
Less: Stock Programs Vesting (3)	(157,080)
Less: Option Plan Vesting (4)	(238,684)
Net Earnings Increase	$155,444

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2006 (reported)	$1,439,000	$155,444	$1,594,444
12 Months ended June 30, 2006 (core)	$1,735,000	$155,444	$1,890,444

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2006	$33,383,000	$17,389,870	$0	$50,772,870
June 30, 2006 (Tangible)	$33,383,000	$17,389,870	$0	$50,772,870

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2006	$391,504,000	$17,389,870	$0	$408,893,870

(1) Includes ESOP purchases of 5% of the secondary offering.
(2) Includes RRP purchases of 7.84% of the total shares issued in the secondary offering.
(3) ESOP amortized over 15 years, RRP amortized over 7 years, tax effected at: 34.00%
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Alliance Bank
At the Maximum of the Range

1.	Fully Converted Value and Exchange Ratio	
	Fully Converted Value	$97,750,000
	Exchange Ratio	2.84043
	2nd Step Offering Proceeds	$24,452,230
	Less: Estimated Offering Expenses	1,174,501
	2nd Step Net Conversion Proceeds	$23,277,729

2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$23,277,729
	Less: Cash Contribution to Foundation	0
	Less: Stock Contribution to Foundation	0
	Less: ESOP Stock Purchases (1)	(1,222,150)
	Less: RRP Stock Purchases (2)	(1,915,900)
	Net Proceeds to be Reinvested	$20,139,679
	Estimated after-tax net incremental rate of return	3.44%
	Earnings Increase	$692,523
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(3)	(53,775)
	Less: Stock Programs Vesting (3)	(180,642)
	Less: Option Plan Vesting (4)	(274,486)
	Net Earnings Increase	$183,620

		Before Conversion	Net Earnings Increase	After Conversion
3.	Pro Forma Earnings			
	12 Months ended June 30, 2006 (reported)	$1,439,000	$183,620	$1,622,620
	12 Months ended June 30, 2006 (core)	$1,735,000	$183,620	$1,918,620

		Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
4.	Pro Forma Net Worth				
	June 30, 2006	$33,383,000	$20,139,679	$0	$53,522,679
	June 30, 2006 (Tangible)	$33,383,000	$20,139,679	$0	$53,522,679

		Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
5.	Pro Forma Assets				
	June 30, 2006	$391,504,000	$20,139,679	$0	$411,643,679

(1) Includes ESOP purchases of 5% of the secondary offering.
(2) Includes RRP purchases of 7.84% of the total shares issued in the secondary offering.
(3) ESOP amortized over 15 years, RRP amortized over 7 years, tax effected at: 34.00%
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Alliance Bank
At the Supermaximum Value

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$112,412,500
Exchange Ratio	3.26649
2nd Step Offering Proceeds	$28,120,060
Less: Estimated Offering Expenses	1,209,346
2nd Step Net Conversion Proceeds	$26,910,714

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$26,910,714
Less: Cash Contribution to Foundation	0
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(1,405,472)
Less: RRP Stock Purchases (2)	(2,203,285)
Net Proceeds to be Reinvested	$23,301,957
Estimated after-tax net incremental rate of return	3.44%
Earnings Increase	$801,261
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(61,841)
Less: Stock Programs Vesting (3)	(207,738)
Less: Option Plan Vesting (4)	(315,659)
Net Earnings Increase	$216,023

3. Pro Forma Earnings

	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2006 (reported)	$1,439,000	$216,023	$1,655,023
12 Months ended June 30, 2006 (core)	$1,735,000	$216,023	$1,951,023

4. Pro Forma Net Worth

	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2006	$33,383,000	$23,301,957	$0	$56,684,957
June 30, 2006 (Tangible)	$33,383,000	$23,301,957	$0	$56,684,957

5. Pro Forma Assets

	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2006	$391,504,000	$23,301,957	$0	$414,805,957

(1) Includes ESOP purchases of 5% of the secondary offering.
(2) Includes RRP purchases of 7.84% of the total shares issued in the secondary offering.
(3) ESOP amortized over 15 years, RRP amortized over 7 years, tax effected at: 34.00%
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

EXHIBIT V-1

RP® Financial, LC.
Firm Qualifications Statement

RP® FINANCIAL, LC.

Financial Services Industry Consultants

FIRM QUALIFICATION STATEMENT

RP® Financial provides financial and management consulting and valuation services to the financial services industry nationwide. RP® Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior consulting staff, careful structuring of strategic plans and transactions and providing sophisticated valuation analyses consistent with accepted valuation practices. RP® Financial's staff draws from backgrounds in consulting, regulatory agencies and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies and a variety of financial service companies.

STRATEGIC AND CAPITAL PLANNING

RP® Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. In this regard, RP® Financial analyzes strategic options to enhance shareholder value, achieve regulatory approval or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies for enhancement of franchise and/or market value, capital management and planning, earnings improvement, operational matters and charter and organizational issues. Strategy development typically includes the following areas: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation model provides the basis for evaluating the financial impact of alternative strategies and assessing the feasibility/compatibility of such strategies with regulations and/or other guidelines.

MERGER AND ACQUISITION SERVICES

RP® Financial's merger and acquisition (M&A) services include targeting potential buyers and sellers, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP® Financial's M&A consulting focuses on structuring transactions to enhance shareholder returns.

VALUATION SERVICES

RP® Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, thrift mutual-to-stock conversions, insurance company demutualizations, ESOPs, subsidiary companies, mark-to-market transactions and various other corporation valuation requirements. Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP® Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES AND DATA BASES

RP® Financial offers other services including branching and diversification strategies, feasibility studies and special research studies. RP® Financial assists banks and thrifts prepare CRA plans and applications for Community Development Entity ("CDE") certification and New Markets Tax Credit ("NMTC") allocation. RP® Financial's consulting services are aided by its in-house data bases resource and proprietary valuation and financial simulation models.

RP® Financial's Key Personnel (Years of Relevant Experience)

- Ronald S. Riggins, Managing Director (25)
- William E. Pommerening, Managing Director (21)
- Gregory E. Dunn, Senior Vice President (23)
- James P. Hennessey, Senior Vice President (20)
- James J. Oren, Senior Vice President (18)

Washington Headquarters

Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com